UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

 Bartolomé Mitre 434, 5th Floor

 C1036AAH Buenos Aires
Republic of Argentina

 (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Press Release - Grupo Supervielle S.A. Reports 4Q16 Consolidated Results

Grupo Supervielle S.A. Reports 4Q16 Consolidated Results

4Q16 Net Income up 48% YoY and 22% QoQ.

Results in Line with Expectations

Buenos Aires 16, February, 2017 - Grupo Supervielle S.A. (NYSE: SUPV; BASE: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported unaudited results for the three and twelve-month periods ended December 31, 2016. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with Argentine Banking GAAP.

Fourth Quarter 2016 Highlights

●	Net income of AR$532.3 million, up 47.8% YoY, and 22.0% QoQ. ROAE of 31.3% in 4Q16, which reflects recovery from the equity base having doubled following the capital increase from the Initial Public Offering (“IPO”). This compares with ROAE of 61.6% in 4Q15 and 28.6% in 3Q16. ROAA of 4.1% in 4Q16, compared to 4.7% in 4Q15 and 4.0% in 3Q16.

●	Total gross loans, including the securitized loan portfolio, increased 57.6% YoY and 16.7% QoQ to AR$38.8 billion. Total balance sheet loans grew at a higher rate of 70.8% YoY and 17.6% QoQ, reflecting the anticipated slowdown in securitization.

●	NIM expanded 340 bps YoY to 20.9% in 4Q16, from 17.5% in 4Q15, and 37 bps from 20.5% in 3Q16.

●	Non-performing loan ratio improved 42 bps to 2.8% in 4Q16 from 3.2% in 4Q15 and 25 bps from 3.0% in 3Q16.

●	The efficiency ratio was 64.5% in 4Q16 compared with 68.2% in 4Q15 and 62.5% in 3Q16.

●	Equity to Asset ratio of 13.0% in 4Q16 compared to 7.2% in 4Q15 and 14.4% in 3Q16. Proforma Consolidated Common Equity Tier 1 Ratio of 12.3% in 4Q16 compared to 6.7% in 4Q15 and 12.6% in 3Q16 despite high QoQ increase in loan portfolio.

CEO Message

Commenting on the results for the quarter and fiscal year, Patricio Supervielle, Grupo Supervielle’s Chairman and CEO, noted: “I am very pleased to report that during our first year as a public company we met or exceeded the guidance laid out earlier in the year. We continued to successfully execute on our profitable growth strategy, exceeding industry loan growth for the third consecutive quarter, further reducing high-cost funding, delivering a 22% sequential increase in net income.”

“Our loan portfolio expanded by 16.7% QoQ and 57.6% YoY, almost doubling system growth, and posting accelerated expansion across all segments. Corporate loans tripled market growth as we continue to leverage our customer base and attractive offering, while Consumer Finance loans grew 16.7% QoQ. This was achieved while remaining vigilant around our risk profile and stabilizing asset quality. Our good performance was supported by a resilient net interest margin and improved efficiency in the year”

“Looking ahead, decreasing inflation and other positive economic signs, support expectations of recovery in 2017. Our strategy is delivering results and we are committed to continue executing upon it in the coming year. We are particularly optimistic about the opportunities ahead for us in our core businesses- SMEs, middle market, retail and consumer finance. In this context, earlier this month we successfully placed our inaugural AR peso denominated 3-year global bond for US$300 million, further diversifying our funding sources, to drive SMEs and individual loans with longer tenures as we continue to drive our growth in our market segments.”, concluded Mr. Supervielle.

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Financial Highlights & Key Ratios

(In millions of Argentine Ps.)						% Change
INCOME STATEMENT	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY	2016	2015	% Chg.
Gross Financial Margin	1,951.6	1,566.4	1,304.4	1,105.6	1,076.9	24.6%	81.2%	5,928.1	3,355.7	76.7%
Service Fee Income, Net	717.5	635.4	555.3	538.6	614.0	12.9%	16.9%	2,446.9	2,057.2	18.9%
Income from Insurance activities	129.9	194.0	164.4	117.9	62.0	-33.0%	109.5%	606.1	175.9	244.5%
Loan Loss Provisions	-316.7	-261.4	-295.9	-183.6	-187.9	21.2%	68.6%	-1,057.6	-543.8	94.5%
Administrative expenses	-1,805.8	-1,496.3	-1,458.7	-1,299.6	-1,196.2	20.7%	51.0%	-6,060.3	-4,261.4	42.2%
Income before Income Tax	669.3	624.3	278.8	239.5	457.1	7.2%	46.4%	1,811.9	921.3	96.7%
Net Income	532.3	436.4	167.9	174.7	360.1	22.0%	47.8%	1,311.3	674.1	94.5%
Earnings per Share (AR$)	1.5	1.2	0.6	0.7	2.9	21.9%	-50%	4.1	4.42	—
Earnings per ADRs (AR$)	7.3	6.0	2.8	3.5	14.6	21.9%	-50%	20.50	22.12	—
Outstanding Shares (in millions)	363.8	363.8	363.8	249.0	249.0	0.0%	46.1%
BALANCE SHEET	dec 16	sep 16	jun 16	mar 16	dec 15	QoQ	YoY
Total Assets	53,206.0	44,433.7	40,960.0	34,672.3	33,045.8	19.7%	61.0%
Average Assets[1]	51,421.4	43,174.3	37,881.6	33,548.1	30,932.2	19.1%	66.2%
Total Loans & Leasing	37,338.8	31,751.7	27,409.4	23,283.0	21,855.9	17.6%	70.8%
Securitized Loan Portfolio	1,483.9	1,512.8	2,040.4	2,049.5	2,784.6	-1.9%	-46.7%
Total Portfolio [2]	38,822.7	33,264.5	29,449.9	25,332.5	24,640.6	16.7%	57.6%
Total Deposits	35,897.9	30,417.2	27,652.2	24,346.7	23,716.6	18.0%	51.4%
Shareholders’ Equity	6,931.55	6,413.54	5,997.05	2,548.39	2,373.7	8.1%	192.0%
Average Shareholders’ Equity[1]	6,807.9	6,114.3	4,302.2	2,537.4	2,338.3	11.3%	191.2%

KEY INDICATORS	4Q16	3Q16	2Q16	1Q16	4Q15			2016	2015
Profitability & Efficiency
ROAE	31.3%	28.6%	15.6%	27.5%	61.6%			26.3%	32.2%
ROAA	4.1%	4.0%	1.8%	2.1%	4.7%			3.2%	2.5%
Net Interest Margin	20.9%	20.5%	20.4%	20.0%	17.5%			20.6%	18.1%
Net Financial Margin	20.6%	19.0%	18.5%	17.4%	18.4%			19.2%	16.4%
Net Fee Income Ratio	30.3%	34.6%	35.6%	37.3%	38.6%			34.0%	40.0%
Net Fee Income as a % of Administrative Expenses	46.9%	55.4%	49.3%	50.5%	56.5%			50.4%	52.4%
Efficiency Ratio	64.5%	62.5%	72.1%	73.8%	68.2%			67.5%	76.2%
Liquidity & Capital
Loans to Total Deposits[3]	104.0%	104.4%	99.1%	95.6%	92.2%			—	—
Liquidity Coverage Ratio (LCR)[4]	128.0%	104.1%	137.3%	118.9%	113.1%
Total Equity / Total Assets	13.0%	14.4%	14.6%	7.3%	7.2%			—	—
Regulatory Capital/ Risk Weighted Assets[5]	12.5%	13.0%	14.0%	9.3%	8.7%			—	—
Proforma Consolidated Tier 1 Capital / Risk weighted assets [6]	12.3%	12.6%	13.5%	7.2%	6.7%			—	—
Risk Weighted Assets / Total Assets	92.4%	101.2%	98.5%	101.4%	103.8%
Asset Quality
NPL Ratio	2.8%	3.0%	3.1%	2.7%	3.2%			—	—
Allowances as a % of Total Loans	2.4%	2.5%	2.6%	2.3%	2.9%			—	—
Coverage Ratio	87.1%	83.7%	83.2%	83.9%	89.7%			—	—
Cost of Risk	3.9%	3.7%	5.0%	3.4%	3.6%			4.0%	3.1%
MACROECONOMIC RATIOS
Retail Price Index (%)[7]	6.2%	2.7%	15.5%	11.9%	7.7%			41.0%	26.9%
Pesos/US$ Exchange Rate	15.85	15.26	14.92	14.58	13.01			—	—
Badlar Interest Rate (eop)	19.9%	22.2%	26.6%	30.8%	27.3%			—	—
OPERATING DATA
Customers (in millions)	2.2	2.2	2.2	2.1	2.1
Access Points	325	325	325	325	325			—	—
Employees	4,982	4,911	4,910	4,884	4,843			—	—

1.	Avg. total Assets and avg. shareholder´s equity calculated on a daily basis

2.	Total Portfolio: Loans and Leasing before Allowances, Including Securitized Portfolio.

3.	On Balance Sheet Loans/Total Deposits.

4.	This ratio includes the net liquidity held at the holding company level.

5.	This ratio applies only to the Bank and CCF on a consolidated basis.

6.	Includes $690 million Tier1 Capital retained at the holding company level available for injection in subsidiaries.

7.	Source: City of Buenos Aires

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4Q16 Earnings Call Dial-In Information

Hosted by:	Patricio Supervielle, Chief Executive Officer & Chairman of the Board of Directors
Jorge Ramirez, Vice Chairman of the Board of Directors
Alejandra Naughton, Chief Financial Officer
Ana Bartesaghi, Treasurer & Investor Relations Officer

Date:	Friday, February 17, 2017
Time:	9:00 AM (US ET); 11:00 AM (Buenos Aires Time)
Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-756-3429 (U.K), or 0800-444-6247 (Argentina)
Webcast:	http://public.viavid.com/index.php?id=122915

Replay:	From Friday, February 17, 2017 at 12:00 pm US ET through Friday, March 3, 2017 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international).

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main asset, comprised 87.6% and 8.8% respectively of total assets as of 4Q16. Supervielle also operates Tarjeta Automática, a consumer finance distribution network operating mainly in the south of Argentina; Cordial Microfinanzas, a microfinance institution; Supervielle Seguros, an insurance company; Supervielle Asset Management; and Espacio Cordial, a retail company cross-selling related non-financial products and services.

Net Income & Profitability

Income Statement						% Change				% Change
	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY	2016	2015	YoY
(In millions of Argentine Ps.)
Argentine Banking GAAP:
Financial income	3,123.5	2,775.5	2,557.0	2,338.7	2,083.1	12.5%	49.9%	10,794.6	6,741.7	60.1%
Financial expenses	(1,171.9)	(1,209.0)	(1,252.6)	(1,233.1)	(1,006.2)	-3.1%	16.5%	(4,866.5)	(3,386.1)	43.7%
Gross financial margin	1,951.6	1,566.4	1,304.4	1,105.6	1,076.9	24.6%	81.2%	5,928.1	3,355.7	76.7%
Loan loss provisions	(316.7)	(261.4)	(295.9)	(183.6)	(187.9)	21.2%	68.6%	(1,057.6)	(543.8)	94.5%
Services fee income	1,030.6	910.4	813.1	773.5	844.4	13.2%	22.0%	3,527.5	2,835.7	24.4%
Services fee expenses	(313.1)	(275.0)	(257.7)	(234.9)	(230.4)	13.9%	35.9%	(1,080.7)	(778.5)	38.8%
Net Service Fee Income	717.5	635.4	555.3	538.6	614.0	12.9%	16.9%	2,446.9	2,057.2	18.9%
Income from insurance activities	129.9	194.0	164.4	117.9	62.0	-33.0%	109.5%	606.1	175.9	244.5%
Administrative expenses	(1,805.8)	(1,496.3)	(1,458.7)	(1,299.6)	(1,196.2)	20.7%	51.0%	(6,060.3)	(4,261.4)	42.2%
Income from financial transactions	676.6	638.2	269.5	278.9	368.9	6.0%	83.4%	1,863.1	783.6	137.8%
Miscellaneous income	150.4	97.3	108.2	73.9	151.8	54.5%	-0.9%	429.9	367.2	17.1%
Miscellaneous losses	(150.2)	(103.5)	(96.1)	(109.2)	(57.1)	45.1%	163.0%	(458.9)	(213.4)	115.0%
Non-controlling interests result	(7.6)	(7.7)	(2.8)	(4.0)	(6.5)	-2.1%	16.4%	(22.2)	(16.1)	37.9%
Income before income tax	669.3	624.3	278.8	239.5	457.1	7.2%	46.4%	1,811.9	921.3	96.7%
Income tax	(137.0)	(187.9)	(110.9)	(64.8)	(96.9)	-27.1%	41.4%	(500.6)	(247.2)	102.5%
Net income for the fiscal period	532.3	436.4	167.9	174.7	360.1	22.0%	47.8%	1,311.3	674.1	94.5%
ROAE	31.3%	28.6%	15.6%	27.5%	61.6%			26.3%	32.2%
ROAA	4.1%	4.0%	1.8%	2.1%	4.7%			3.2%	2.5%

Net income in 4Q16 increased 47.8% or AR$172.1 million YoY to AR$532.3 million, and 22.0% or AR$95.8 million QoQ.

The 47.8% YoY growth was mainly driven by the following increases:

●	81.2% in gross financial margin to AR$2.0 billion, from AR$1.1 billion,

●	109.5% in income from insurance activities to AR$129.9 million, from AR$62.0 million, and

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●	16.9% in net service fee income to AR$717.5 million, from AR$614.0 million.

These YoY contributions to net income were partially offset by:

●	99.7% decrease in other financial income, net to AR$0.3 million from AR$ 94.7 million. 4Q15 benefited from a AR$ 224.4 million FX gain,

●	51.0% increase in administrative expenses to AR$1.8 billion from AR$1.2 billion,

●	68.6% increase in loan loss provisions to AR$316.7 million from AR$187.9 million,

●	41.4% increase in income tax to AR$137.0 million from AR$96.9 million, and

●	A one-time AR$ 85.9 million gain in 4Q15 resulting from the sale of non-core properties in the Province of Mendoza.

The 22.0% QoQ increase was mainly due to the following factors:

●	24.6% increase in gross financial margin to AR$2.0 billion, from AR$ 1.6 billion,

●	12.9% increase in net service fee income to AR$717.5 million, from AR$635.4 million, and

●	27.1% decrease in income tax to AR$ 137.0 million from AR$ 187.9 million.

These were partially offset by:

●	20.7% increase in administrative expenses or AR$309.5 million to AR$1.8 billion from AR$ 1.5 billion,

●	33.0% decrease in income from insurance activities to AR$129.9 million, from AR$194.0 million, and

●	21.2% increase in loan loss provisions to AR$ 316.7 million, from AR$ 261.4 million, reflecting regulatory provisions (equivalent to 1% of new loans at inception) following the increase in the loan portfolio and the Company’s decision to increase its non-performing loans Coverage Ratio.

ROAA was 4.1% in 4Q16 compared to 4.7% in 4Q15 and 4.0% in 3Q16. 4Q15 results included a AR$ 224.2 million FX gain and the one-time gain from the sale of non-core properties in the Province of Mendoza mentioned above. 4Q16 results included a AR$92.4 million net gain from the termination of the real estate trust as discussed in “Gross Financial Margin and NIM”.

ROAE was 31.3% in 4Q16 compared to 61.6% in 4Q15 and 28.6% in 3Q16. ROAE recovered compared to 2Q16 and 3Q16 as the prior quarters reflected the temporary dilution that resulted from the capital raised in the Company’s IPO on May 19, 2016. Results in 4Q15 and 4Q16 include the effects mentioned in the above paragraph.

Gross Financial Margin & NIM

In 4Q16, gross financial margin was AR$2.0 billion increasing by 81.2% YoY and 24.6% QoQ. Net interest margin (NIM) was 20.9% compared to 17.5% in 4Q15 and 20.5% in 3Q16. Net financial margin reached 20.6% compared to 18.4% in 4Q15 and 19.0% in 3Q16.

This was achieved despite the higher share of U$S denominated loans and deposits as margins on loans in local currency have higher NIM than those in foreign currency. The increase in the amount of U$S deposits in the quarter followed the successful closing of the first tranche of the government’s Tax Amnesty Program.

The first tranche of the tax amnesty program, which encouraged the declaration of cash holdings in Argentina before October 31, 2016, added around U$S 8 billion in U$S deposits to the industry.

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The 81.2% YoY increase in gross financial margin was mainly driven by the following factors:

●	A 61.9%, or AR$14.5 billion increase in average earning assets, while average interest bearing liabilities including low or non-interest bearing deposits rose 47.2%, or AR$11.7 billion (including a 55.3% increase or AR$ 6.3 billion in low cost savings accounts and non-interest bearing checking accounts).

●	A 220 basis points decrease in interest paid on interest bearing liabilities and low or non-interest bearing deposits while the average interest rate earned on assets decreased 19 basis points.

The YoY performance is explained by the following factors:

●	Higher average volumes in the loan portfolio following the May 2016 IPO,

●	The removal by the new Central Bank authorities in mid-December 2015 of interest rates caps and floors in place during most 2015,

●	The replacement of certain high-interest bearing liabilities with IPO proceeds,

●	A reduction commencing April 7, 2016, in the monthly contribution rate banks are required to pay to fund the Deposits Guarantee Fund from 0.06%, to 0.015% returning to the original monthly average of the daily deposits balance, and

●	A AR$ 128.1 million income from the termination of the Supervielle Renta Inmobiliaria Financial Trust as explained below.

This was partially offset by:

●	Higher regulatory reserve requirements set by the Central Bank in June 2016, up 3% for time deposits and 5% for current accounts.

The 24.6% QoQ increase in gross financial margin was mainly due to the combination of the following factors:

●	A 14.7%, or AR$4.9 billion, increase in average earning assets, while average bearing liabilities rose 15.1%, or AR$4.8 billion, (including a 16.1% increase, or AR$2.5 billion in low cost savings accounts and non-interest bearing checking accounts),

●	A 118 basis points decrease in average interest rate earned on the total loan portfolio excluding trade finance and U$S loans, well below the decrease in the Badlar rate,

●	A 290 basis points decrease in the average interest rate paid on interest bearing liabilities excluding deposits denominated in U$S, following the declining trend in the Badlar rate in the period, and

●	A AR$ 128.1 million income from the termination of the Supervielle Renta Inmobiliaria Financial Trust as explained below.

On November, 2007 Banco Supervielle securitized certain strategic located branches through the transfer of such properties to a real estate trust ‘‘Renta Inmobiliaria I’’ which issued multiple classes of bonds and certificates of participation in the local capital market. Its initial value was U$S14.3 million. The Bank leased the branches from the financial trust and paid a monthly rental since then.

Following the securitization terms and conditions, in November 2016, Supervielle exercised its priority right to buy all or part of the properties, before these properties were divested by the trustee.

As a consequence, on December 14, 2016, the Bank acquired at market price, all of the properties from the financial trust, given their franchise value, for a total amount of AR$329.8 million. Subsequently, the financial trust was cancelled and the securities were paid back to its holders including the gain on sale of those properties as they were valued at historical acquisition cost.

As Supervielle had relevant holdings in the securities issued by the Financial Trust the Company recognized a gain in Income from Participation in our Securitization Trusts of AR$137.7 million, a Turnover tax of AR$9.6 million in Financial Expenses and Income Tax of AR$35.7 million. No further rentals have been paid.

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Financial Income

Financial Income						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Interest on/from:
- Loans to the financial sector	23.1	20.2	15.0	15.5	7.6	13.9%	203.1%
- Overdrafts	255.9	273.2	253.5	213.9	184.8	-6.3%	38.5%
- Promissory notes	284.4	306.1	258.7	238.0	247.8	-7.1%	14.8%
- Mortgage loans	3.1	1.7	2.0	2.1	2.2	84.4%	40.8%
- Automobile and other secured loans	3.5	4.0	4.3	5.4	6.6	-12.3%	-46.1%
- Personal loans	1149.4	973.3	789.1	720.2	580.3	18.1%	98.1%
- Corporate unsecured loans	213.6	215.4	184.3	205.8	182.9	-0.8%	16.8%
- Credit cards loans	445.6	439.3	433.1	415.7	369.8	1.4%	20.5%
- Foreign trade loans & US loans	60.2	41.7	17.0	11.2	11.2	44.4%	435.1%
- Leases	94.6	95.5	92.3	77.2	66.8	-1.0%	41.6%
- Other receivables from financial transactions	77.3	90.0	38.4	13.3	13.9	-14.1%	456.5%
Subtotal	2,610.8	2,460.4	2,087.7	1,918.3	1,674.0	6.1%	56.0%

Income from:
- Government and corporate securities	12.0	50.9	93.2	22.6	37.9	-76.4%	-68.3%
- Funding from Government and Corporate Securities	-2.0	-4.0	-5.0	0.0	0.0	-51.1%
- Securities issued by the Central Bank	207.1	118.0	223.6	175.1	57.5	75.4%	260.0%
- Participation in our securitization trusts	146.5	55.6	67.5	92.6	80.4	163.6%	82.4%
Subtotal	363.6	220.6	379.3	290.2	175.7	64.9%	106.9%

Exchange rate differences of gold and foreign currency	124.7	76.1	74.2	92.5	7.8	63.9%	1500.5%
Other	24.4	18.4	15.8	37.7	225.6	32.6%	-89.2%
Total	3,123.5	2,775.5	2,557.0	2,338.7	2,083.1	12.5%	49.9%

Financial income rose by 49.9% YoY to AR$3.1 billion in 4Q16 and 12.5% QoQ.

The YoY rise in financial income mainly reflected the following increases:

●	38.5% in the average loan portfolio excluding foreign trade and U$S loans and 273 basis points in the average interest rate,

●	572.5% in the average foreign trade and U$S loan portfolio,

●	73.3% in the average investment portfolio and 528 basis points in the average yield (following the termination of the Supervielle Renta Inmobiliaria Financial Trust in December 2016), and

●	AR$ 116.9 million gain from exchange rate differences.

The above mentioned YoY effects were partially offset by a 92.0%, or AR$207.6 million decrease in other income as 4Q15 results benefited from FX gains.

The YoY rise in the average loan portfolio excluding foreign trade and U$S loans, which represents 73% of the average balance of Supervielle’s interest earning assets, primarily reflects the following increases in average balances:

●	60.0% in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 57.3%),

●	43.0% in overdrafts,

●	28.3% in promissory notes and

●	21.6% in credit card loans.

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The YoY 572.5%, or AR$3.9 billion rise in the average foreign trade and US dollar denominated loans portfolio, followed the industry trend for 2016 reporting the highest increase following the peso devaluation in December 2015.

The average interest rate on total loans excluding foreign trade and US dollar denominated loans rose 273 basis points to 35.7% in 4Q16, from 32.9% in 3Q15, driven by higher average interest rates on personal loans.

Higher foreign trade and US dollar denominated loans, promissory notes and overdrafts reflect the growth achieved in the Company’s Corporate Segment portfolio since de IPO. The increase in the personal loans portfolio was driven by growth both in the Consumer Finance Segment and in the Retail Segment.

The 12.5% QoQ rise in financial income was primarily the result of:

●	A 9.7% increase in the average balance of total loans excluding foreign trade & US dollar denominated loans while the average interest rate declined 118 basis points,

●	A 45.7% increase in the average foreign trade and U$S loan portfolio, maintaining average interest rate,

●	A 28.6% increase in the average balance of the investment portfolio together with higher yields, following the termination of the Supervielle Renta Inmobiliaria Financial Trust in December 2016, and

●	AR$ 48.6 million gain due to exchange rate differences.

The 9.7% expansion in the average balance of the loan portfolio excluding foreign trade & US dollar denominated loans is mainly explained by the following increases:

●	19.3% in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 16.9%),

●	10.9% in corporate unsecured loans, and

●	7.6% in credit cards.

The QoQ 45.7% rise in the average foreign trade and US dollar denominated loans portfolio, followed the industry trend for 2016 where loans in US dollars increased the most after devaluation in December 2015.

The average interest rate on the total loan portfolio excluding foreign trade & US dollar denominated loans was 35.7% compared with 36.9% in 3Q16. The average rate of Personal loans, corporate unsecured loans, promissory notes and overdrafts, decreased 46 bps, 374 bps, 207 bps and 353 bps respectively.

The QoQ increase in the average balance of the investment portfolio was mainly explained by the 151.2% increase in the average balance in holdings of securities issued by the Argentine Central Bank (“Lebacs”), partially offset by a decrease in holdings of Government and Corporate Securities and a decrease in the average balance of Participation in our securitization trust. As a result, the average balance of the investment portfolio was 11.7% of the average interest earning assets, up from 10.4% in the previous quarter.

The average yield on the investment portfolio increased to 33.1% in 4Q16, from 25.6% in 3Q16, impacted by the net gain on the cancellation of the Supervielle Renta Inmobiliaria Financial Trust.

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Interest Earning Assets	4Q16		3Q16		2Q16		1Q16		4Q15
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate

Investment Portfolio

Government and Corporate Securities*	954.9	5.0%	1,206.0	15.6%	623.9	56.5%	265.2	34.0%	422.8	36.4%

Participation in our Securitization Trusts	882.2	66.4%	1,204.1	18.4%	1,185.8	22.8%	1,315.7	28.2%	1,480.0	22.0%

Securities Issued by the Central Bank	2,586.9	32.0%	1,029.7	45.9%	2,348.8	38.1%	1,846.4	37.9%	649.7	35.4%

Total Investment Portfolio	4,423.9	33.1%	3,439.8	25.6%	4,158.5	36.5%	3,427.3	33.9%	2,552.5	27.8%
Loans
Loans to the Financial Sector	329.2	28.0%	294.3	27.5%	157.7	38.0%	181.2	34.1%	54.2	56.1%
Overdrafts	2,846.6	36.0%	2,767.0	39.5%	2,349.6	43.2%	2,076.0	41.2%	1,991.0	37.1%
Promissory Notes	4,382.4	26.0%	4,367.6	28.0%	3,443.3	30.1%	3,157.7	30.2%	3,415.5	29.0%
Mortgage loans	44.3	28.4%	30.1	22.6%	41.5	19.7%	47.1	17.9%	52.6	17.0%
Automobile and Other Secured Loans	65.7	21.5%	74.1	21.7%	80.0	21.5%	96.2	22.5%	112.4	23.3%
Personal Loans	9,731.6	47.2%	8,155.3	47.7%	7,382.5	42.7%	6,700.0	43.0%	6,078.8	38.2%
Corporate Unsecured Loans	2,690.6	31.8%	2,427.0	35.5%	2,170.6	34.0%	2,384.9	34.5%	2,200.0	33.3%
Credit Card Loans	6,168.5	28.9%	5,732.6	30.7%	5,632.0	30.8%	5,420.9	30.7%	5,073.0	29.2%
Receivables from Financial Leases	1,473.5	25.7%	1,426.8	27.0%	1,243.3	29.6%	1,127.1	27.5%	1,042.2	25.6%
Total Loans excl. Foreign trade and U$S loans	27,732.4	35.7%	25,274.8	36.9%	22,500.4	36.1%	21,191.2	35.7%	20,019.6	32.9%
Foreign Trade Loans & U$S loans	4,551.3	5.3%	3,123.0	5.3%	1,152.5	5.9%	676.5	6.6%	676.8	6.6%
Total Loans	32,283.7	31.4%	28,397.8	33.4%	23,653.0	34.7%	21,867.7	34.8%	20,696.4	32.1%
Other Receivables from Financial Transaction	1,211.0	25.5%	1,219.6	29.5%	335.7	45.9%	92.3	56.9%	177.5	27.8%
Total Interest-Earning Assets	37,918.6	31.4%	33,057.3	32.4%	28,147.1	35.1%	25,387.3	34.8%	23,426.4	31.6%

* Average Government and Corporate Securities balances in 4Q16 included average AR$ 772.8 million of Argentine Treasury Notes denominated in US dollars (3% interest rate) and average AR$ Government and Corporate Securities by AR$182.1 million (yield 9.7%).

Financial Expenses

Financial expenses increased 16.5% YoY to AR$1.2 billion in 4Q16, reflecting a 47.2% increase in average interest-bearing liabilities and low or non-interest bearing deposits, (including a 55.3% increase in low cost savings accounts and non-interest bearing checking accounts), combined with a 220 basis points decrease in the average nominal rate. Additionally, other financial expenses decreased 1.2% despite a 66.5% increase in turnover tax, as the increase was offset by a gain from foreign currency hedging positions in the quarter

The 47.2% YoY rise in average interest-bearing liabilities and low or non-interest bearing deposits to AR$36.3 billion in 4Q16 was mainly due to the following increases:

●    55.3%, or AR$ 6.3 billion, in low cost savings accounts and non-interest bearing checking accounts,

●    37.9%, or AR$3.8 billion, in the average balance of time deposits reaching AR$14.0 billion

▪          33.5%, or AR$ 3.3 billion, increase in AR$ Time Deposits

▪          152.8%, or AR$ 568 million, in foreign currency time deposits, and

●    46.3%, or AR$1.0 billion, in the average balance of borrowings from other financial institutions and medium term negotiable obligations to AR$ 3.2 billion.

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Financial Expenses						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Interest on:
- Checking and Savings Accounts	1.1	0.9	1.1	1.5	1.5	14.9%	-25.9%
- Time Deposits	766.0	772.3	801.1	731.5	651.9	-0.8%	17.5%
- Other Liabilities from Financial Transactions	71.7	86.2	98.8	102.5	95.8	-16.8%	-25.2%
- Financing from the Financial Sector	120.4	92.3	96.5	73.3	52.4	30.4%	129.8%
- Subordinated Loans and Negotiable Obligations	33.4	32.4	30.9	31.4	23.1	3.2%	44.3%
Other*	179.3	224.9	224.2	292.9	181.5	-20.3%	-1.2%
Total	1,171.9	1,209.0	1,252.6	1,233.1	1,006.2	-3.1%	16.5%

*Other includes in 4Q16: Turnover Tax expenses by AR$207 million, Premium on forward transactions approx. AR$ 52 million gain (gain in the quarter although loss in FY16), and Deposits Guarantee Fund expenses approx. AR$ 23 million and others

The average interest rate paid on interest bearing liabilities and low or non-interest bearing deposits decreased 220 basis points to 10.9 in 4Q16, from 13.4% in 4Q15, mainly reflecting:

●	A 55.3%, or AR$ 6.3 billion, increase in the amount of low or non-interest bearing deposits, while interest bearing AR$ time deposits increased 33.5%, or AR$ 3.3 billion, and interest bearing foreign currency time deposits increased 152.8%, or AR$568 million,

●	A 316 basis points decrease in the average interest rate on AR$ time deposits to 23.4% consistent with the lower average Badlar rate and a 14 basis points decrease in the average interest rate of foreign currency time deposits to 1.0%, and

●	A 308 basis points decrease in the average interest rate on borrowings from other financial institutions and unsubordinated negotiable obligations.

Other expenses decreased 1.2%, as the increase in turnover tax expense resulting from higher financial income, was more than offset by a reduction in the monthly contribution rate that banks are required to pay to fund the Deposits Guarantee Fund and a reduction in hedging costs (a gain in the quarter). A higher proportion of foreign trade and US dollar denominated loans reduced the need to enter into forward agreements to hedge foreign currency liabilities, moreover, assets in US dollars exceeded liabilities in US dollars.

Financial expenses declined 3.1% QoQ, as a 130 basis points decrease in the average interest rate to 10.9% was partially offset by a 15.1% increase in the average balance of total interest bearing liabilities and low & non-interest bearing deposits, while other financial expenses decreased 20.3%, or AR$ 45.6 million.

The 130 basis points QoQ decline in the average interest rate was mainly driven by:

●	A 16.1%, or AR$2.5 billion increase in the average balance of low or non-interest bearing deposits, above the 10.9%, or AR$ 1.3 billion, increase in AR$ time deposits and other higher interest bearing liabilities,

●	A 272.6 basis points decrease in the average interest rate on AR$ time deposits to 23.4% from 26.1%, and

●	A 587.7 basis points decrease in the average interest rate on borrowings from other financial institutions and unsubordinated negotiable obligations to 24.0%.

The 15.1% increase in the average balance of total interest bearing liabilities and low or non-interest bearing deposits resulted from the following increases:

●	16.7%, or AR$1.3 million, in the average balance of low or non-interest bearing checking and savings accounts,

●	19.8%, or AR$1.3 billion in the average balance of non-interest bearing checking accounts in AR$, while the average balance of non-interest bearing checking accounts in foreign currency decreased by 20.7% or AR$164 million,

●	10.9%, or AR$1.3 billion, in the average balance of AR$ time deposits, and 20.0%, or AR$157 million in the average balance of foreign currency time deposits, and

●	33.9%, or AR$811 million, in the average balance of borrowings from other financial institutions and medium term negotiable obligations.

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Other financial expenses decreased 20.3% QoQ due to a gain on hedging transactions that offset higher turnover tax expenses (from higher financial income).

Interest Bearing Liabilities	4Q16		3Q16		2Q16		1Q16		4Q15
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate

Time Deposits	14,016.2	21.9%	12,571.8	24.6%	11,908.1	26.9%	11,351.5	25.8%	10,167.0	25.6%

AR$ Time Deposits	13,076.2	23.4%	11,788.5	26.1%	11,196.5	28.6%	10,559.8	27.5%	9,795.1	26.6%

Fx Time Deposits	940.0	1.0%	783.3	0.8%	711.6	1.0%	791.7	2.4%	371.9	1.1%

Borrowings from Other Fin. Inst. & Unsub Negotiable Obligations	3,201.3	24.0%	2,390.6	29.9%	2,157.6	36.2%	2,338.3	30.1%	2,188.0	27.1%

Subordinated Loans and Negotiable Obligations	1,345.5	9.9%	1,303.4	9.9%	1,235.4	10.0%	1,256.3	10.0%	877.9	10.5%
Total Interest- Bearing Liabilities	18,563.0	21.4%	16,265.9	24.2%	15,301.2	26.9%	14,946.1	25.1%	13,232.9	24.9%
Low & Non-Interest Bearing Deposits
Special Checking and Savings Accounts	9,021.6	0.0%	7,732.9	0.0%	6,793.9	0.1%	6,176.9	0.1%	5,839.6	0.1%
AR$ Special Checking and Savings Accounts	7,200.2	0.0%	6,357.8	0.0%	5,756.5	0.1%	5,455.0	0.1%	5,447.1	0.1%
Fx Special Checking and Savings Accounts	1,821.4	0.0%	1,375.1	0.0%	1,037.4	0.1%	721.9	0.1%	392.5	0.1%
Checking Accounts	8,764.7		7,585.4		6,503.2		5,720.3		5,613.0
AR$ Checking Accounts	8,137.2		6,793.8		5,716.8		5,518.7		5,490.1

Fx Checking Accounts	627.4		791.6		786.4		201.6		123.0

Total Low & Non-Interest Bearing Deposits	17,786.3		15,318.3		13,297.0		11,897.2		11,452.7

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	36,349.3	10.9%	31,584.2	12.5%	28,598.2	14.4%	26,843.3	14.0%	24,685.6	13.4%

Average rate paid on interest bearing liabilities excluding US dollar denominated deposits, decreased from 13.7% in 3Q16 to 12.0% in 4Q16.

Net Service Fee Income

Net service fee income for 4Q16 totaled AR$717.5 million, representing increases of 16.9% YoY and 12.9% QoQ.

The main contributors to services fee income growth in 4Q16 were deposit accounts and debit & credit cards, representing 27% and 35% of the total, respectively.

The 22.0% YoY rise in service fee income was driven mainly by the following increases:

●	112.3% in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing as per current Central Bank regulations. On March 21 2016, the Central Bank eliminated prior authorization requirements to charge fees for new products and other fee increases. As a transition, a 20% increase in all banking charges was authorized starting June 1, 2016, and eliminated from September 2016 onwards.

●	45.9% in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account following fees deregulation by Central Bank, and

●	77.4% in Mutual fund management, mainly due to a 69% increase in assets under management

Fees on insurance services amounted to AR$53.9 million decreasing 60.9% YoY, as a result of the following regulatory changes introduced by the Central Bank:

●	Central Bank Communication ‘‘A’’ 5795 issued on August 21, 2015 reinforcing regulations that prohibit financial institutions from charging fees and commissions related to insurance products that financial services customers purchase as accessories to financial services, regardless of whether it is a customer request or a condition set by the financial institution to access the financial service. As a result, since November 13, 2015, financial institutions may not receive remunerations or profits from such insurance products or receive remunerations or profits, directly or indirectly, from insurance companies with respect to such products.

●	Central Bank resolution issued in March, 2016 and effective September 1, 2016, prohibiting financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance on debit balances or alternatively, self-insure the risk of death and permanent total disability of their clients. As a result, since September 1, 2016 Banco Supervielle and Cordial Compañía Financiera self-insure these risks and no longer contract new credit related insurances.

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In 4Q16 Supervielle did not collect any Financial Agent fees from the Province of San Luis compared to AR$20.3 million collected in 4Q15. This reflects the relinquishment by Banco Supervielle of its right to receive an “agency” fee from the Province of San Luis for any services rendered as financial agent of the Province commencing July 1, 2016. See “Relevant Events” for additional details.

The 13.2% QoQ rise in service fee income is explained by the following increases:

●	16.9% in credit and debit cards, and 13.0% in deposit account commissions, totaling AR$ 84.4 million, driven both by higher business volumes and by the increase in fee pricing following the full deregulation of fees starting September, 2016 which did not fully impact 3Q16,

●	37.0% in insurance fees to AR$53.9 million from AR$ 39.3 million, driven by an increase in new non-credit related insurance products, and

●	46.8% in receivables from financial leases to AR$26.6 million from AR$18.1 million

Service fee expenses increased 35.9% YoY to AR$313.1 million in 4Q16, primarily due to higher turnover taxes, as well as expenses and promotions related to credit cards issued by the Bank and CCF.

On a QoQ basis, service fee expenses rose 13.9%, as a consequence of: i) a 23.9% increase in commissions paid, ii) a 14.1% increase in fees on promotions related to credit cards issued by the Bank and iii) an 11.2% increase in turnover tax.

Net Service Fee Income						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Income from:
Deposit Accounts	273.2	241.8	218.2	192.2	187.2	13.0%	45.9%
Loan Related	43.0	39.7	35.6	33.0	32.7	8.2%	31.4%
Credit and Debit Cards	365.8	312.8	262.8	246.8	172.3	16.9%	112.3%
Insurance	53.9	39.3	36.4	105.0	138.0	37.0%	-60.9%
Check Administration Commission	45.5	46.5	51.2	35.4	37.3	-2.0%	22.2%
Safe Deposit Box	25.9	23.0	21.4	20.7	20.5	12.6%	26.5%
Receivables from Financial Leases	26.6	18.1	20.3	13.2	15.0	46.8%	77.7%
Financial Agent for the Province of San Luis	0.1	4.1	25.1	20.6	20.3	-97.2%	-99.4%
Payments to Retirees	6.6	6.6	6.9	7.8	6.8	-0.3%	-3.6%
Mutual Funds Management	42.8	41.9	31.2	24.0	24.2	2.2%	77.4%
Other	147.2	136.5	104.0	74.7	190.3	7.8%	-22.7%
Total Fee Income	1,030.6	910.4	813.1	773.4	844.4	13.2%	22.0%

Total Fee Expenses	313.1	275.0	257.7	234.9	230.4	13.9%	35.9%

Net Services Fee Income	717.5	635.4	555.3	538.5	614.0	12.9%	16.9%

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By year end 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and no longer contract new credit related insurances.

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Income from insurance activities for 4Q16 amounted to AR$129.9 million, representing a 109.5% YoY increase and decreasing by 33.0% QoQ.

In terms of gross written premiums, credit-related policies, such as life insurance and total and permanent disability insurance for debit balances decreased 24.3% in the quarter. Other non-credit related policies, such as protected bag insurance rose 4.1% QoQ and 37.7% YoY, while policies related to life insurance grew by 9.7% QoQ and 52.8% YoY.

Loan Loss Provisions

Loan loss provisions totaled Ps.316.7 million in 4Q16, up 68.6% YoY and 21.2% QoQ.

The 68.6% YoY increase in loan loss provisions reflects the 70.8% growth of the loan portfolio, and the deterioration in asset quality experienced in 2Q16, mostly in the Company’s Consumer Finance Segment when the business was impacted by the challenging and volatile economy which resulted in a significant contraction of consumers’ disposable income.

On a QoQ basis loan loss provisions increased 21.2% due to the growth of the loan portfolio and the Company’s decision to increase its non-performing loan Coverage Ratio. The NPL ratio declined to 2.8% in 4Q16 from 3.0% in 3Q16, while allowances as a percentage of non-performing loans increased to 87.1% in 4Q16 from 83.7% in 3Q16.

The charts below show managerial information with respect to the evolution of 30-180 days delinquency rates in the Company’s Consumer Finance Segment portfolio:

1. Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency.  Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of December 2016, is calculated using in the denominator the portfolio outstanding as of October 2016.

As shown in the charts above, there has been a seasonal increase in delinquency rates in the first half of every year, which then tends to decline as salary bargaining agreements catch up with inflation. In an effort to mitigate this trend, the Company quickly strengthened its collection practices and implemented preventive actions while maintaining its conservative credit scoring standards. As a result, lagged delinquency in 2016 began to decrease in July, and showed a seasonal increase by year end, remaining at higher levels than in previous years.

Efficiency & Administrative Expenses

The efficiency ratio improved 373 basis points to 64.5% in 4Q16, from 68.2% in 4Q15 reflecting higher financial income from the strong growth in the loan portfolio as the Company is deploying its IPO capital and is leveraging its infrastructure.

On a QoQ basis, the efficiency ratio increased 206 basis points from 62.5% in 3Q16 principally as a result of the payment of an extraordinary amount in December 2016 under the agreement reached between Argentine banks and the labor union. Additionally, a 1.4% QoQ increase in the Company´s headcount to support future growth, resulted in higher personnel expenses contributing to this effect.

Administrative expenses totaled AR$1.8 billion, rising 51.0% YoY mainly due to increases of 50.2% in non-personnel administrative expenses and 51.4% in personnel expenses.

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The YoY rise in non-personnel administrative expenses to AR$642.5 million was mainly driven by the following increases:

●	58.0% in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$276.3 million in 4Q16,
●	47.0% in taxes reflecting higher taxes on real estate, security service expenses and maintenance as well as higher tax charge on the debit and credit accounts, and
●	86.0% in advertising and publicity expenses.

On a QoQ basis, non-personnel administrative expenses rose 14.4% or AR$ 80.8 million, mainly due to the combination of the following increases:

●	48.1% in advertising and publicity expenses,
●	18.1% in taxes, and
●	7.9% in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others.

The 51.4% YoY increase in personnel expenses was mainly the result of:

●	A 33% rise in the average salary of the Bank’s personnel, resulting from:
○	The collective bargaining agreement between Argentine banks, the labor union reached in 2Q16,
○	Salary increases implemented at the Company’s other subsidiaries during 2Q16, not at the same level as the banking labor union,
○	The payment of an extraordinary amount in December 2016 under the agreement reached between Argentine banks and the labor unions, and
○	A 2.9% increase in the employee base reaching 4,982 to support growth, particularly at the bank.

The 24.5% QoQ increase in personnel expenses was mainly due to: i) the payment of a year-end extraordinary amount in December 2016 under the agreement reached between Argentine banks and the labor unions, and ii) the 1.4% increase in the employee base to support future growth.

Administrative Expenses						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Personnel Expenses	1,163.3	934.6	905.2	856.5	768.4	24.5%	51.4%
Directors’ and Statutory Auditors’ Fees	25.6	15.2	27.4	5.7	15.9	67.7%	60.4%
Other Professional Fees	76.5	78.1	72.4	59.4	65.4	-2.0%	17.0%
Advertising and Publicity	85.2	57.5	41.6	42.2	45.8	48.1%	86.0%
Taxes	125.0	105.8	134.3	87.0	85.0	18.1%	47.0%
Depreciation of Premises and Equipment	24.3	20.4	19.3	17.5	15.4	18.9%	57.7%
Amortization of other Intangibles	29.6	28.6	27.1	25.9	25.5	3.7%	16.3%
Other	276.3	256.0	231.2	205.3	174.8	7.9%	58.0%
Total Administrative Expenses	1,805.8	1,496.3	1,458.7	1,299.6	1,196.2	20.7%	51.0%
Total Employees	4,982	4,911	4,910	4,884	4,843	1.4%	2.9%
Branches & Sales Points	325	325	325	325	325	0.0%	0.0%
Efficiency Ratio	64.5%	62.5%	72.1%	73.8%	68.2%

Other Income (Loss), Net

During 4Q16 Supervielle reported Other income, net of AR$0.3 million compared with AR$94.7 million in 4Q15 and AR$ 6.1 million net loss in 3Q16. Higher loan recovery and disaffected provisions for loan losses in 4Q16 were offset by higher expenses derived from the agreement with the Social Security National Administration (ANSES) related to senior citizen payments.

Additionally, Other Income in 4Q15 included a one-time AR$85.9 million gain from the sale of non-core properties in the Province of Mendoza.

Income Tax

The corporate income tax rate in Argentina is 35%. As per Central Banks accounting regulations, Supervielle does not recognize deferred tax credits or liabilities in its main subsidiaries (the Bank and CCF). Accordingly, the effective tax rate could vary from quarter to quarter not only for non-taxable income or non-deductible expenses, but also due to the timing in which those results are recognized for tax purposes. Over the longer term, the effective rate is anticipated to be between 30% to 35%.

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Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, at the holding company, financial expenses could not be offset with taxable income while having debt securities outstanding and no material source of taxable income. Following the IPO, income from proceeds temporarily retained at the holding company, may allow Supervielle to more than offset financial expenses paid through this vehicle and use tax credits from previous years, which in turn are expected to lower the effective tax rate.

Income tax in 4Q16 was AR$137.0 million, above the AR$96.9 million in 4Q15 and below the AR$187.9 million in 3Q16.

The YoY increase in income tax was due to higher pre-tax income, partially offset by a slight decrease in the effective tax rate.

The QoQ decrease in income tax was due to higher pre-tax income and a lower effective tax rate. In interim periods, the effective tax rate may be impacted by the increase in loan loss reserves, which are deducted on a lagged basis from taxable income. As a result, the effective tax rate was higher in 2Q16, and was then lower in subsequent periods within the same fiscal year when impaired loans are recovered or otherwise allowed to be deducted.

Moreover, in 4Q16 the return on liquid investments from cash retained at the holding company level, allowed Supervielle to use tax loss carry-forwards from previous fiscal-years, thus further reducing its effective tax rate.

The effective tax rate in 2016 increased to 27.6%, from 26.8% in 2015.

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REVIEW OF CONSOLIDATED BALANCE SHEET

Loan Portfolio

The gross loan portfolio, including loans and financial leases on the balance sheet, amounted to AR$37.3 billion, increasing 70.8% YoY and 17.6% QoQ. Including the securitized portfolio, total gross loans amounted to AR$38.8 billion increasing by 57.6% YoY and 16.7% QoQ.

This performance reflects the continued deployment of the May 2016 IPO proceeds and further leverage. Loan growth in the quarter was mainly driven by strong demand from existing corporate customers as Supervielle leveraged its higher capital base to expand its loan portfolio, while customers responded favorably to the Company’s attractive value proposition and differentiated service particularly its ability to provide greater flexibility and shorter time to cash. All of these contributed to increases of 117% YoY and 30% QoQ in corporate loans, mainly driven by trade finance loans and promissory notes in factoring transactions.

Loan & Financial Leases Portfolio						% Change
	dec 16	sep 16	jun 16	mar 16	dec 15	QoQ	YoY

On Balance Sheet
To the non-financial public sector	4.3	44.9	6.2	5.7	8.8	-90.4%	-50.9%
To the financial sector	473.4	366.5	296.1	156.0	181.7	29.2%	160.5%
To the non-financial private sector and foreign residents (before allowances):	35,317.9	29,940.4	25,701.1	21,951.9	20,575.1	18.0%	71.7%
Overdrafts	3,110.1	2,771.9	2,470.9	2,053.7	1,634.9	12.2%	90.2%
Promissory notes	9,426.6	7,300.9	6,742.8	5,585.6	5,984.8	29.1%	57.5%
Mortgage loans	78.1	25.4	39.1	43.9	50.0	207.2%	56.0%
Automobile and other secured loans	65.1	69.4	77.2	87.1	104.5	-6.2%	-37.7%
Personal loans	9,916.8	9,047.0	7,550.1	7,150.2	6,018.6	9.6%	64.8%
Credit card loans	6,678.6	5,957.7	5,890.1	5,752.2	5,677.9	12.1%	17.6%
Foreing trade loans & U$S loans	5,311.5	4,048.0	2,342.2	722.5	618.4	31.2%	758.9%
Others	731.3	720.2	588.7	556.7	486.0	1.5%	50.5%
Less: allowance for loan losses	-899.1	-800.6	-697.3	-528.1	-617.3	12.3%	45.7%
Total Loans	34,896.5	29,551.2	25,306.1	21,585.5	20,148.3	18.1%	73.2%
Receivables from financial leases	1,516.2	1,374.7	1,374.0	1,147.8	1,069.8	10.3%	41.7%
Accrued interest and adjustments	26.9	25.2	32.0	21.6	20.6	6.6%	30.7%
Less: allowance	-15.3	-14.3	-17.5	-13.7	-15.4	6.8%	-0.9%
Total Financing on Balance Sheet	36,424.4	30,936.8	26,694.6	22,741.2	21,223.2	17.7%	71.6%
Securitized Loan Portfolio
Personal loan portfolio outstanding in each of the financial trusts	1,436.5	1,455.3	1,970.5	1,881.9	2,533.7	-1.3%	-43.3%
Allowances	-69.4	-57.9	-65.9	-60.4	-68.1	19.9%	2.0%
Receivables from financial leases outstanding in each of the financial trusts	47.4	57.5	69.9	167.7	250.9	-17.6%	-81.1%
Allowances	-1.0	-1.1	-1.3	-3.4	-6.0	-15.4%	-83.9%
Total Securitized Loan Portfolio	1,413.5	1,453.8	1,973.3	1,985.8	2,710.5	-2.8%	-47.9%

Total Financing	37,837.9	32,390.5	28,667.9	24,727.0	23,933.8	16.8%	58.1%

Loans to the non-financial private sector and financial leases rose by 70.1% YoY and 17.6% QoQ.

The YoY performance was mainly driven by the following increases:

●	758.9%, or AR$4.7 billion in foreign trade and US dollar denominated loans.
●	64.8%, or AR$3.9 billion in personal loans,
●	57.5%, or AR$3.4 billion in promissory notes,
●	90.2%, or AR$1.5 billion in overdrafts, and
●	17.6%, or AR$1.0 billion in credit cards loans,

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The main driver behind the QoQ rise in the loan book was corporate loans as a consequence of the deployment of the capital from the IPO, reflecting the following increases:

●	31.2%, or AR$1.3 billion in foreign trade and US dollar denominated loans,

●	29.1%, or AR$2.1 billion in promissory notes in factoring transactions, and

●	207.2%, or AR$52.7 million in mortgages.

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

Asset Quality

Allowances as a percentage of non-performing loans decreased to 87.1% as of December 2016, from 89.7% as of December 2015 and increased from 83.7% as of September 2016.

Cost of Risk was 3.9% in 4Q16, compared to 3.6% in 4Q15 and 3.7% in 3Q16.

The YoY and QoQ increase in cost of risk is mainly explained by regulatory provisions (equivalent to 1% of new loans at inception) impacted by the year-end increase in the loan portfolio following the seasonal increase in factoring transactions during December.

The total NPL ratio decreased to 2.8% in 4Q16, from 3.0% in September 2016 and from 3.2% in December 2015.

The 42 basis points YoY improvement in the total NPL ratio reflected a better performance in the Corporate and Retail Banking portfolios, which more than offset the increase reported in the Consumer Finance portfolio during the period, as discussed below.

The 25 basis points QoQ improvement in the total NPL ratio mainly reflected an improvement in the Consumer Finance portfolio ratio, a slight improvement in the Retail Banking portfolio and a stable performance in the Corporate portfolio.

The Corporate portfolio NPL ratio in 4Q16 remained unchanged at 0.2% QoQ and improved 60 bps from 0.8% in 4Q15.

Retail loans posted an NPL ratio of 3.7% in 4Q16, improving from 3.8% in 3Q16 and 4.0% in 4Q15. This was mainly driven by a decrease in the Credit Card NPL ratio to 3.7% in December 2016 from 4.1% in September 2016 and 4.2% in December 2015. In March 2016, Supervielle changed its write-off policy, moving to write-off at 270 days delinquency from 360 days.

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The Consumer Finance Segment reported an NPL ratio of 10.7% in 4Q16 representing an improvement from previous quarters when asset quality deteriorated and the NPL ratio increased to 11.4% in 3Q16 from 8.4% in 4Q15. The challenging and volatile economy together with high inflation significantly contracted consumers’ disposable income during 2016 impacting asset quality in this segment. As conditions remain challenging, Supervielle continues to monitor its collection practices and implement preventive actions to mitigate increases in delinquency rates as well as to collect past due loans.

Asset Quality						% Change
(In millions of Argentine Ps.)	dec 16	sep 16	jun 16	mar 16	dec 15	QoQ	YoY

Commercial Portfolio	18,927.8	14,972.8	12,256.0	8,818.7	8,686.7	26%	118%
Non-Performing	41.7	27.8	56.5	55.2	64.9	50%	-36%
Consumer Portfolio[1]	19,110.3	17,329.4	15,599.1	14,967.9	13,607.3	10%	40%
Non-Performing	1,014.3	948.3	810.1	596.0	647.3	7%	57%
Total Portfolio	38,038.0	32,302.2	27,855.1	23,786.6	22,294.0	18%	71%
Non-Performing[2]	1,055.9	976.1	866.6	651.2	712.2	8%	48%
Total Non-Performing / Total Portfolio	2.8%	3.0%	3.1%	2.7%	3.2%
Total Allowances	920.2	817.3	720.7	546.7	638.6	13%	44%
Coverage Ratio	87.1%	83.7%	83.2%	83.9%	89.7%

1-includes retail and consumer finance portfolios

2- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

NPL Ratio by Product & Segment	dec 16	sep 16	jun 16	mar 16	dec 15

Corporate Segment	0.2%	0.2%	0.5%	0.7%	0.8%
Retail Segment	3.7%	3.8%	3.7%	2.7%	4.0%
Personal Loans	3.7%	3.7%	3.6%	2.3%	3.6%
Credit card loans	3.7%	4.1%	3.8%	3.0%	4.2%
Consumer Finance Segment	10.7%	11.4%	11.1%	8.6%	8.4%
Personal Loans	14.6%	15.2%	14.8%	11.3%	12.3%
Credit card loans	6.3%	7.1%	7.4%	5.7%	4.9%

Total	2.8%	3.0%	3.1%	2.7%	3.2%

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Analysis of the Allowance for Loan Losses
	dec 16	sep 16	jun 16	mar 16	dec 15

(In millions of Argentine Ps.)
Balance at the beginning of the year	638.6	638.6	638.6	638.6	429.4
Provisions charged to income	1,057.6	741.0	479.6	183.6	543.8
Write-offs and reversals	-776.1	-562.3	-397.5	-275.6	-334.6
Other adjustments
Balance at the end of year	920.2	817.3	720.7	546.7	638.6
Provisions charged to income
Promissory notes	58.6	41.6	36.2	1.4	2.2
Unsecured corporate loans	34.9	24.8	22.2	-0.3	31.1
Overdrafts	67.7	48.1	25.1	10.2	27.4
Mortgage loans	2.3	1.7	1.1	0.2	0.1
Automobile and other secured loans	1.5	1.1	0.9	0.6	0.9
Personal loans	542.8	381.2	218.9	96.1	265.8
Credit cards loans	231.4	158.6	121.6	66.3	185.8
Foreign Trade Loans	67.7	48.1	0.1	1.4	1.8
Other financings	14.9	10.7	37.8	1.6	8.5
Other receivables from financial transactions	11.5	8.1	4.1	0.8	6.0
Receivables from financial leases	24.2	17.2	11.5	5.3	14.2
Total	1,057.6	741.0	479.6	183.6	543.8
Write-offs and reversals
Promissory notes	-40.0	-29.5	-26.8	-6.3	-6.9
Unsecured corporate loans	-39.5	-29.0	-26.4	-4.3	-4.4
Overdrafts	-32.9	-24.2	-22.0	-16.4	-10.9
Mortgage loans	—	—	—	-0.2	-0.3
Automobile and other secured loans	-2.6	-1.9	-1.8	-1.3	-2.6
Personal loans	-372.8	-269.9	-152.1	-110.0	-186.2
Credit cards loans	-254.1	-182.6	-147.5	-115.7	-108.2
Foreign Trade Loans	—	—	—	-3.4	—
Other financings	-14.4	-10.7	-7.8	-11.9	-3.9
Other receivables from financial transactions	-7.3	-5.4	-4.9	-1.2	-5.2
Receivables from financial leases	-12.4	-9.1	-8.3	-4.8	-6.0
Total	-776.1	-562.3	-397.5	-275.6	-334.6

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 61.0% YoY and 19.7% QoQ.

Deposits denominated in foreign currency increased 356.5% YoY and accounted for 20.6% of total deposits in 4Q16 compared to 5.6% in 4Q15. This YoY increase is ahead of industry growth of 103.4%, but account for similar share of total deposits. In the year-ago quarter, they represented 11.7% of total deposits.

On a QoQ basis, US dollar denominated deposits rose 144.3% increasing their share of total deposits to 20.6% from 9.6%. This accelerated growth in US dollar denominated deposits resulted from the Tax Amnesty Program and the success of the declaration of local assets tranche due on October 31, 2016. Industry US dollar denominated deposits increased 51.6% and represented a 20.5% share of total deposits, up from 16.2% in 3Q16.

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Funding						% Change
(In millions of Argentine Ps.)	dec 16	sep 16	jun 16	mar 16	dec 15	QoQ	YoY

Deposits
Non-Financial Public Sector	2,587.3	1,977.9	3,124.9	2,503.1	1,182.6	30.8%	118.8%

Financial Sector	9.3	3.3	2.7	58.1	251.0	179.6%	-96.3%

Non-Financial Private Sector and Foreign Residents	33,301.3	28,436.0	24,524.6	21,785.5	22,283.0	17.1%	49.4%

Checking Accounts	4,361.4	3,736.3	3,591.1	3,342.3	3,042.4	16.7%	43.4%

Savings Accounts	13,205.9	11,129.1	10,238.6	8,032.1	7,753.7	18.7%	70.3%

Time Deposits	11,677.3	12,537.0	9,827.2	9,377.7	10,034.0	-6.9%	16.4%

Others	4,056.6	1,033.6	867.7	1,033.4	1,452.9	292.5%	179.2%

Total Deposits	35,897.9	30,417.2	27,652.2	24,346.7	23,716.6	18.0%	51.4%

Other Source of Funding

Central Bank of Argentina	5.0	3.5	3.5	2.9	3.1	40.9%	59.0%

Banks and International Institutions	703.0	185.4	175.5	83.6	130.2	279.2%	440.0%

Unsubordinated Negotiable Obligations	1,966.9	940.0	1,125.8	1,050.0	1,411.4	109.3%	39.4%

Loans from Domestic Financial Institutions	983.8	1,231.4	993.9	992.3	786.4	-20.1%	25.1%

Subordinated Loan and Negotiable Obligations	1,378.8	1,345.5	1,294.8	1,282.5	1,125.9	2.5%	22.5%

Others	5,339.1	3,897.2	3,717.2	4,365.9	3,498.7	37.0%	52.6%

Total Other Source of Funding	10,376.6	7,603.0	7,310.7	7,777.2	6,955.5	36.5%	49.2%

Shareholders’ Equity	6,931.6	6,413.5	5,997.0	2,548.4	2,373.7	8.1%	192.0%

Total Funding	53,206.0	44,433.7	40,960.0	34,672.3	33,045.8	19.7%	61.0%

Deposits

Total deposits amounted to AR$35.9 billion in 4Q16, increasing 51.4% YoY and 18.0% QoQ and representing 67.5% of Supervielle’s total funding sources compared to 68.5% in 3Q16. The lower share of deposits in funding sources in 4Q16 reflects the increase in the issuance of medium term bonds in the local capital markets both by Banco Supervielle and CCF to fund the loan portfolio growth at longer tenor than deposits. These issuances allowed for the replacement of higher-cost wholesale deposits which declined to 19% of total deposits in 4Q16 from 25% as of 3Q16.

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Non- or low-cost demand deposits comprised 54% of the Company’s total deposits base (37% of savings accounts and 17% of checking accounts) as of December 31, 2016. Demand deposits represented 51% of total deposits as of September 30, 2016 and 59% as of December 31, 2015.

As a result of the importance of the Company’s sizeable deposit network franchise, retail branch deposits plus Senior Citizens deposits continued to represent a high portion of total deposits. As of December 31, 2016, retail branch deposits plus Senior Citizen deposits represented 60% of total deposits compared to 54% as of 3Q16, and 54% in 4Q15.

In 4Q16, private sector deposits grew 49.4% YoY and 17.1% QoQ.

The YoY performance in private sector deposits was due to the following increases:

●	179.2% in sight deposits denominated in US dollars, mainly resulting from the first tranche of the Tax Amnesty Program which totaled the equivalent amount of AR$2.7 billion as of December 2016, or near US dollars 170 million, compared to AR$90 million, or US dollars 6 million as of September 2016.

●	70.3%, or AR$5.5 billion in savings accounts,

●	43.4%, or AR$1.3 billion in checking accounts, and

●	16.4%, or AR$1.6 billion in time deposits.

On a QoQ basis, the performance was explained by the following increases:

●	292.5%, or AR$3.0 billion in sight deposits denominated in US dollars, mainly as a result of the first tranche of the Tax Amnesty Program,

●	18.7%, or AR$2.1 billion in saving accounts, and

●	16.7%, or AR$625.1 million in checking accounts.

This QoQ increase was partially offset by a 6.9% decrease in time deposits.

The QoQ decrease in time deposits reflects the ability of the retail oriented franchise to fund loan growth with demand deposits, together with the issuance of medium term notes instead of higher cost time deposits.

As of December 31, 2016, savings accounts denominated in AR$, which represent 78% of total savings accounts, rose 45.8% YoY and 10.5% QoQ. The remaining 22% was represented by US dollar denominated savings accounts, which rose 239.4% YoY and 54.2% QoQ.

Other Sources of Funding and Shareholder’s Equity

As of December 31, 2016, other sources of funding and shareholder’s equity amounted to AR$17.3 billion increasing 85.5% YoY and 23.5% QoQ.

The YoY rise in other sources of funding was explained by the following increases:

●	192.0%, or AR$4.6 billion in shareholder’s equity primarily reflecting the proceeds from the Company’s IPO in May 2016 as well as retained earnings,

●	440.0%, or AR$572.8 million in the funding from Banks and International institutions aimed at funding the strong increase in foreign trade operations,

●	39.4%, or AR$555.2 million in unsubordinated negotiable obligations following medium term bonds issued by the Bank and CCF which offset the amount of notes paid back by the Company at maturity,

●	22.5%, or AR$252.9 million in subordinated loans and negotiable obligations mainly reflecting the impact of the peso devaluation against U.S. dollar denominated and U.S. dollar linked subordinated bonds issued by the bank, and

●	25.1%, or AR$197.4 million in loans from domestic financial institutions, granted mainly to CCF, the consumer finance subsidiary.

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The QoQ growth in other sources of funding was explained by the following increases:

●	279.2%, or AR$517.6 million in funding from Banks and International Institutions aimed at funding the strong increase in foreign trade operations,

●	109.3%, or AR$1.0 billion in unsubordinated negotiable obligations due to the issuance of medium term bonds both by the Bank and CCF in the local capital markets, and

●	8.1% in shareholder’s equity.

Foreign Currency Exposure

Assets denominated in foreign currency as of December 31, 2016 represented 19.7% of total assets compared to 8.7% in 4Q15 and 16.7% in 3Q16.

Liabilities denominated in foreign currency as of December 31, 2016 represented 21.6% of total liabilities compared to 9.3% in 4Q15 and 12.8% in 3Q16. Total deposits denominated in foreign currency as of December 31, 2016 represented 20.6% of total deposits compared to 5.6% in 4Q15 and 9.6% in 3Q16.

Liquidity & Capitalization

As of December 31, 2016 the total loans to deposits ratio was 104.0% compared to 92.2% in December 31, 2015 and 104.4 % in September 30, 2016.

The increase in the loan to deposit ratio during 2016 reflects the Company’s strategy to fund loan growth primarily by reducing higher cost institutional deposits with the issuance of medium term bonds both by the Bank and CCF which have longer tenor than wholesale deposits.

As of December 31, 2016, equity to total assets was 13.0%, compared to 7.2% at December 31, 2015 and 14.4% at September 30, 2016. The YoY improvement was driven by the capital injection from the IPO, while QoQ the Company began to leverage its higher capital base.

As of December 31, 2016, liquidity coverage ratio (LCR) was 128.0% compared to 113.1% at December 31, 2015 and 104.1% at September 30, 2016.

Consolidated Capital						% Change
(In millions of Argentine Ps.)	dec 16	sep 16	jun 16	mar 16	dec 15	QoQ	YoY

Shareholders’ Equity	6,931.6	6,413.5	5,997.0	2,548.4	2,373.7	8.1%	192.0%
Average Shareholders’ Equity	4,987.7	4,386.2	3,426.1	2,537.4	2,094.8	13.7%	138.1%
Shareholders’ Equity as a % of Total Assets	13.0%	14.4%	14.6%	7.3%	7.2%
Avg. Shareholders’ Equity as a % of Avg. Total Assets	12.0%	11.5%	9.6%	7.6%	7.8%
Tang. Shareholders’ Equity as a % of T. Tang. Assets	12.6%	13.9%	14.1%	6.7%	6.5%

In May and June 2016, the Bank and CCF received net capital injections of AR$2.0 billion and AR$ 280 million, respectively.

In 4Q16, Banco Supervielle’s consolidated financial position showed an increased solvency level with an integrated capital of AR$6.1 billion, exceeding total capital requirements by AR$2.0 billion. This reflects utilization of the proceeds from the Company’s IPO in 2Q16 and capital injections made at the Bank and CCF.

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The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

Calculation of Excess Capital	dec 16	sep 16	jun 16	mar 16	dec 15
(In millions of Argentine Ps.)
Allocated to Assets at Risk	3,178.3	2,894.2	2,536.1	2,216.3	2,082.5
Allocated to Bank Premises and Equipment, Intangible Assets and Equity Investment Assets	172.2	34.4	111.8	112.3	102.3
Market Risk	45.4	99.6	83.2	70.9	30.7
Public Sector and Securities in Investment Account	78.5	132.4	97.9	30.4	16.7
Operational Risk	713.2	663.0	601.8	557.7	512.9
Required Minimum Capital Under Central Bank Regulations	4,187.5	3,823.5	3,430.7	2,987.6	2,745.2
Basic Net Worth	5,706.6	5,366.0	5,174.2	2,802.6	2,597.5
Complementary Net Worth	778.9	769.3	767.5	729.7	662.7
Deductions	-338.7	-297.9	-290.0	-273.5	-291.7
Total Capital Under Central Bank Regulations	6,146.9	5,837.4	5,651.7	3,258.8	2,968.6
Excess Capital	1,959.3	2,013.9	2,221.0	271.2	223.4
Credit Risk Weighted Assets	39,678.3	35,378.4	31,759.4	27,217.8	25,248.7
Risk Weighted Assets	49,169.0	44,959.9	40,341.7	35,161.2	34,314.6

As of December 31, 2016, Banco Supervielle’s Tier 1 ratio on a consolidated basis with CCF, was 10.9%, compared to 6.7% at December 31, 2015 and 11.3% at September 30, 2016. Including the AR$ 690 million funds from the IPO proceeds retained at the holding company which are available for further capital injections in its subsidiaries, the consolidated pro-forma TIER1 Capital ratio as of December 31, 2016 stood at 12.3%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of December 31, 2016, Banco Supervielle’s total capital ratio on a consolidated basis with CCF was 12.5% compared to 8.7% in the same period of 2015 and 13.0% at September 30, 2016. This ratio does not include the AR$ 690 million funds from the IPO proceeds retained at the holding company as mentioned above.

Total Capital	dec 16	sep 16	jun 16	mar 16	dec 15
(In millions of Argentine Ps.)
Tier 1 Capital
Paid in share capital common stock	638.3	638.3	456.1	456.1	456.1
Irrevocable capital contributions	—	—	2,233.0	—	—
Share premiums	2,058.9	2,058.9	8.1	8.1	8.1
Disclosed reserves and retained earnings	2,248.4	2,248.4	2,248.4	2,248.4	1,631.0
Non-controlling interests	32.7	30.6	30.3	16.0	14.2
100% of results	531.2	248.4	148.0	—	358.9
50% of positive results	197.1	141.4	50.2	74.0	129.3
Sub-Total: Gross Tier I Capital	5,706.6	5,366.0	5,174.2	2,802.6	2,597.5
Deduct:
All Intangibles	281.1	266.6	255.9	242.3	249.4
Pending items	30.7	19.9	24.5	17.9	23.5
Other deductions	26.9	11.4	9.5	13.3	18.8
Total Deductions	338.7	297.9	290.0	273.5	291.7
Sub-Total: Tier I Capital	5,368.0	5,068.1	4,884.2	2,529.1	2,305.9
Tier 2 Capital
General provisions/general loan-loss reserves 50%	389.1	329.4	268.8	243.2	221.6
Subordinated term debt	389.7	439.9	498.7	486.6	441.1
Sub-Total: Tier 2 Capital	778.9	769.3	767.5	729.7	662.7
Total Capital	6,146.9	5,837.4	5,651.7	3,258.8	2,968.6
Credit Risk weighted assets	39,678.3	35,378.4	31,759.4	27,217.8	25,248.7
Risk weighted assets	49,169.0	44,959.9	40,341.7	35,161.2	34,314.6
Tier 1 Capital / Risk weighted assets[1]	10.9%	11.3%	12.1%	7.2%	6.7%
Regulatory Capital / Credit risk weighted assets[1]	15.5%	16.5%	17.8%	12.0%	11.8%
Regulatory Capital / Risk weighted assets[1]	12.5%	13.0%	14.0%	9.3%	8.7%

1. Tier1 Capital / Risk weighted assets does not include $690 million tier1 capital retained at the holding company level, that is available for injection in subsidiaries. It only includes capital at the Consolidated Bank level. Tier 1 proforma (including $690 million at the holding company) stood at 12.3% as of December 31, 2016.

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RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Revenue Breakdown

In 4Q16, the Retail Segment represented 58.2% of total revenues, compared to 57.7% in 4Q15 and 56.1% in 3Q16. The Corporate Segment represented 12.8% of total revenues in 4Q16 compared to 11.3% in 4Q15 and 13.0% in 3Q16. The Consumer Finance Segment represented 14.4% of total revenues in 4Q16 compared to 13.7% in 4Q15 and 14.4% in 3Q16.

Revenue by Segment						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Retail Banking	1,608.8	1,327.0	1,171.9	1,076.1	952.7	21.2%	68.9%
Corporate Banking	353.9	307.4	239.8	222.6	186.6	15.1%	89.7%
Treasury	158.3	134.6	162.1	79.3	182.2	17.6%	-13.1%
Consumer Finance	399.0	340.1	236.9	262.6	225.8	17.3%	76.7%
Insurance	132.3	158.0	135.9	101.9	54.3	-16.3%	143.7%
Asset Management & Other Services	111.2	96.5	64.7	57.8	49.7	15.2%	123.9%
Total Allocated to Segments	2,763.5	2,363.7	2,011.3	1,800.4	1,651.2	16.9%	67.4%
Adjustments	35.5	32.1	12.8	-38.3	101.8	10.7%	-65.1%
Total Consolidated	2,799.0	2,395.8	2,024.1	1,762.1	1,753.0	16.8%	59.7%

Net Income Breakdown

In 4Q16, the Corporate Segment represented 27.5% of net income, compared to 30.2% in 4Q15 and 26.8% in 3Q16. The Retail Segment represented 33.7% of net income in 4Q16 compared to 24.6% in 4Q15 and 31.7% in 3Q16. The volatility in net income from the Corporate and Retail Segments reflects the Company’s methodology to distribute income for treasury funds. The Consumer Finance Segment represented 9.8% of net income in 4Q16 compared to 1.9% in 4Q15 and 2.5% in 3Q16.

Net Income by Segment						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Retail Banking	170.5	129.6	31.2	31.2	74.0	31.6%	130.5%
Corporate Banking	139.0	109.5	28.8	59.9	90.9	27.0%	53.0%
Treasury	42.7	39.0	57.9	23.4	90.5	9.5%	-52.8%
Consumer Financing	49.5	10.1	-26.1	34.1	5.9	389.8%	746.5%
Insurance	61.1	78.4	65.9	47.0	21.2	-22.0%	188.3%
Asset Management & Other Services	43.0	42.6	21.6	17.6	18.8	1.0%	128.9%
Total Allocated to Segments	505.9	409.1	179.3	213.2	301.1	23.7%	68.0%
Adjustments	26.4	27.3	-11.4	-38.5	59.0	-3.5%	-55.3%
Total Consolidated	532.3	436.4	167.9	174.7	360.1	22.0%	47.8%

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Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

Retail Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Income Statement
Gross Intermediation Margin	1,243.8	975.9	875.8	778.1	523.8	27.4%	137.5%
Net Service Fee Income	365.0	351.1	296.1	298.0	428.9	4.0%	-14.9%
Net Revenue	1,608.8	1,327.0	1,171.9	1,076.1	952.7	21.2%	68.9%
Loan Loss Provisions	-146.7	-116.6	-162.5	-124.9	-99.3	25.8%	47.7%
Net Income	170.5	129.6	31.2	31.2	74.0	31.6%	130.5%
Balance Sheet
Loans	13,869.2	12,750.9	11,500.6	11,018.2	10,225.2	8.8%	35.6%
Receivables from Financial Leases	266.3	252.8	247.6	182.9	196.0	5.3%	35.8%
Securitized Loans Portfolio	819.2	845.3	1,343.4	1,550.3	2,061.6	-3.1%	-60.3%
Total Loan Portfolio	14,954.7	13,849.0	13,091.6	12,751.4	12,482.8	8.0%	19.8%
Deposits	26,039.2	20,514.0	19,541.1	16,920.2	15,791.6	26.9%	64.9%

Net income rose 130.5% YoY reaching AR$170.5 million. This YoY increase resulted mainly from a higher gross intermediation margin, which more than offset the decrease in net service fee income, as well as the increase in administrative expenses to support business growth and higher loan loss provisions.

Net income increased 31.6% QoQ explained by a higher gross intermediation margin (27.4%, or AR$ 267.9 million), a 4.0% increase in net service fee income (4.0%, or AR$14.0 million) partially offset by a 25.8%, or AR$ 30.1 million increase in loan loss provisions and 46.2%, or AR$ 217.3 million, in administrative expenses.

In 4Q16, net revenue was AR$1.6 billion, increasing 68.9% from 4Q15 and 21.2% QoQ.

The YoY increase is mainly explained by: i) a 137.5% growth in gross financial margin, as a consequence of the combination of increases in loan volumes and interest rates on personal loans, together with lower cost deposits, partially offset by ii) a 14.9% decrease in net service fee income reflecting lower insurance fees following the regulatory changes introduced on August 21, 2015, and applicable since November 13, 2015, limiting the ability of financial institutions to receive remuneration from any insurance product that customers are obligated to purchase as a condition to access financial products and services. This offset the positive impact from the total elimination of prior authorization requirements to charge fees for new products and other fee increases starting September 2016.

The 21.2% QoQ growth in net revenue resulted from increases of 27.4% in gross intermediation margin and 4.0% in net service fee. The combination of loan volume growth and lower average cost of deposits were the main factors behind the increase in gross intermediation margin. The 4.0% increase in net service fee income reflects higher credit and debit cards fee income, deposit account commissions driven by higher business volumes, as well as the elimination of prior authorization requirements to charge fees for new products and other fee increases commencing September 2016.

Loan loss provisions amounted to AR$146.7 million in 4Q16, up 47.7% from 4Q15 and 25.8% from 3Q16. The YoY rise is primarily due to the growth in the loan portfolio and an increase in the non-performing loan coverage ratio within this segment. On a QoQ basis, the increase in loan loss provisions was due to an increase in the non-performing loan coverage ratio within this segment.

Retail Banking loans reached AR$14.1 billion at December 31, 2016 increasing 35.6% YoY and 8.7% QoQ. Including the securitized loan portfolio, total loans amounted to AR$15.0 billion, up 19.8% from 4Q15 and 8.0% compared to 3Q16.

Retail Banking deposits rose 64.9% on annual basis and 26.9% versus 3Q16.

As of December 31, 2016, the Bank maintained more than 2.1 million savings accounts and more than 71,000 checking accounts. In 4Q16, the Bank also serviced more than 670,000 product bundles for senior citizens, more than 159,000 Plan Sueldo (“Payroll”) accounts and more than 42,000 product bundles for high net worth customers.

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Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management.

Corporate Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Income Statement
Gross Intermediation Margin	214.2	176.5	110.2	126.4	85.9	21.3%	149.4%
Net Service Fee Income	139.7	130.9	129.6	96.1	100.7	6.7%	38.8%
Net Revenue	353.9	307.4	239.8	222.6	186.6	15.1%	89.7%
Loan Loss Provisions	-56.1	-29.8	-56.6	-10.5	-37.1	88.4%	51.4%
Net Income	139.0	109.5	28.8	59.9	90.9	27.0%	53.0%
Balance Sheet
Loans	16,958.3	12,915.6	10,273.4	7,424.8	7,301.5	31.3%	132.3%
Receivables from Financial Leases	1,261.9	1,133.2	1,141.4	962.9	878.9	11.4%	43.6%
Securitized Loans Portfolio	46.4	56.3	68.6	164.3	244.9	-17.6%	-81.0%
Total Loan Portfolio	18,266.6	14,105.2	11,483.4	8,552.0	8,425.4	29.5%	116.8%
Deposits	2,944.1	2,478.2	2,319.4	2,539.8	2,589.5	18.8%	13.7%

Net income increased 53.0% YoY and 27.0% QoQ to AR$139.0 million. The YoY increase was due to higher financial income resulting from increases in loan origination as a result of the deployment of the capital raised in the IPO, and in net service fee income. This was partially offset by lower income from deposits, an increase in loan loss provisions reflecting regulatory provisions on loan origination, which are accounted for at loan inception, and an increase in administrative expenses.

The 27.0% QoQ increase is explained by higher income resulting from the growth of the average portfolio since the IPO and higher revenues from lower cost of deposits.

In 4Q16 net revenues were AR$353.9 million, up 89.7% from 4Q15 and 15.1% QoQ. The YoY increase was primarily due to the a 149.4% increase in gross financial margin reflecting: i) higher loan volume, together with a decrease in financial expenses due to lower average cost of deposits, partially offset by lower income on deposits from treasury funds, and ii) 38.8% growth in net service fee income, largely driven by fees on receivables from financial leases and foreign trade loans.

The QoQ increase in net revenues resulted mainly from the 21.3% rise in gross intermediation margin due to higher income from deposits and lower financial expenses. Net service fee income increased 6.7% reflecting higher fee income related fee income on receivables from financial leases.

Loan loss provisions increased 51.4% YoY and 88.4% QoQ in line with loan growth. Loan loss provisions amounted to AR$56.1 million in 4Q16, AR$19.0 million higher than the AR$37.1 million reported in 4Q15 and AR$ 26.3 million higher than the AR$ 29.8 million reported in 3Q16.

The corporate loan portfolio (including loans and receivables from financial leases) rose 122.7% YoY and 29.7% QoQ to AR$18.2 billion as the Supervielle leveraged its higher capital base to increase the average loan size per client. Including the securitized portfolio, total loans amounted to AR$18.3 billion and increased by 116.8% YoY and 29.5% from 3Q16.

Total deposits amounted to AR$2.9 billion, representing increases of 13.7% YoY and 18.8% QoQ. Higher-cost corporate deposits, however, grew at a lower rate than retail deposits as the Company leveraged its retail oriented franchise and issued medium term notes which provide a longer tenor than corporate deposits. As a result, corporate deposits fell to 19% of total deposits in 4Q16 from 25% in 3Q16.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

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Treasury Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Income Statement
Gross Intermediation Margin	148.6	127.0	148.4	72.9	175.9	17.1%	-15.5%
Net Service Fee Income	9.7	7.7	13.7	6.4	6.3	26.3%	53.6%
Net Revenue	158.3	134.6	162.1	79.3	182.2	17.6%	-13.1%
Net Income	42.7	39.0	57.9	23.4	90.5	9.5%	-52.8%
Balance Sheet
Government and corporate securities	2,247.4	2,658.9	4,543.6	3,250.5	875.5	-15.5%	156.7%
Deposits	6,351.2	6,826.4	5,206.7	4,410.2	4,713.0	-7.0%	34.8%

Net income attributable to the Treasury Segment in 4Q16 was AR$42.7 million compared to AR$90.5 million in 4Q15 and AR$39.0 million in 3Q16. The 52.8% YoY decline in net income reflects the FX and trading gains registered in 4Q15, while higher trading gains explain the 9.5% QoQ increase.

In 4Q16, net revenues were AR$158.3 million, decreasing by 13.1% from 4Q15 due to the 15.5% decrease in gross financial margin driven by FX and trading gains in year-ago quarter. On a quarterly basis, net revenues increased 17.6% due to a 17.1% increase in gross financial margin resulting from the combination of higher trading results.

The Treasury Segment’s government and corporate securities portfolio was AR$2.2 billion in 4Q16, increasing 156.7% from December 31, 2015, but down 15.5% from September 31, 2016. This reflects the Company’s strategy to fund loan growth primarily by reducing its holdings in Lebacs following the recent decline in their rate, before starting to take higher cost institutional deposits. Of note, proceeds from the IPO were temporarily invested in Lebacs until funds were applied to support Company growth.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automatica, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina.

Consumer Finance Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Income Statement
Gross Intermediation Margin	262.2	211.6	131.0	136.5	130.1	23.9%	101.6%
Net Service Fee Income	136.8	128.6	105.9	126.2	95.7	6.4%	42.9%
Net Revenue	399.0	340.1	236.9	262.6	225.8	17.3%	76.7%
Loan Loss Provisions	-107.9	-108.0	-76.8	-46.1	-50.7	-0.1%	113.0%
Net Income	49.5	10.1	-26.1	34.1	5.9	389.8%	746.5%
Balance Sheet
Loans	4,043.6	3,383.9	2,965.8	2,917.4	2,349.2	19.5%	72.1%
Securitized Loans Portfolio	547.9	552.1	531.0	271.2	404.0	-0.8%	35.6%
Total Loan Portfolio	4,591.4	3,936.0	3,496.9	3,188.6	2,753.2	16.7%	66.8%

During 4Q16 this segment reported Net Income of AR$49.5 million, compared with AR$5.9 million in 4Q15 and AR$10.1 million in 3Q16.

The YoY increase was mainly driven by the 66.8% increase in the loan portfolio and the repricing of such loans after the lifting of interest rate caps in December 2015, while cost of funds decreased. This more than offset higher loan loss provisions following the asset quality deterioration in this segment in 2Q16 as discussed below.

The QoQ increase in net income was mainly driven by overall loan growth and higher interest rates on the Consumer Finance Segment loans together with a decline in cost of funds.

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In 4Q16, net revenues were AR$399.0 million, up 76.7% from 4Q15. Annual increases of 101.6% in gross intermediation margin and 42.9% in net service fee income were the main drivers behind the YoY growth in Net revenues.

On a QoQ basis, net revenues increased 17.3% mainly due to increases of 23.9% in gross intermediation margin and 6.4% in Net Service Fee income.

Loan loss provisions amounted to AR$107.9 million in 4Q16, up 113.0% from 4Q15 and remained stable from 3Q16. The YoY rise is mainly explained by the 72.1% growth in the total loan portfolio and the increase in the non-performing loan portfolio that occurred in the second quarter of 2016 when, while strict credit risk policies remained unchanged, lower consumer confidence and a weak economic environment following significant increases in utilities and public transportation fares negatively impacted consumers’ disposable income and their ability to pay their debt installments. On a QoQ basis, the performance reflects the decline in NPLs in the quarter.

Loans totaled AR$4.0 billion as of December 31, 2016 increasing 72.1% YoY and 19.5% QoQ. Including the securitized loan portfolio, total loans amounted AR$4.6 billion, up 66.8% from 4Q15 and 16.7% QoQ.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products offered to all our customers’. Supervielle Seguros offers credit related and others insurance to satisfy the needs of our customers as well.

Insurance Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Gross intermediation margin	19.6	18.5	8.6	5.1	8.9	5.8%	120.2%
Income from Insurance Activities	112.7	139.5	127.4	96.8	45.4	-19.2%	148.4%
Net Revenue	132.3	158.0	135.9	101.9	54.3	-16.3%	143.7%
Net Income	61.1	78.4	65.9	47.0	21.2	-22.0%	188.3%
Gross written premiums	199.0	225.7	191.5	145.5	79.3	-11.8%	150.9%
Claims Paid	47.8	48.1	15.9	9.7	10.3	-0.6%	364.1%
Combined Ratio	55.2%	52.7%	43.1%	47.2%	67.6%

Net income attributable to the Insurance Segment in 4Q16 was AR$61.1 million, compared to AR$21.2 million in 4Q15 and AR$78.4 million in the previous quarter.

Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are now self-insuring these risks and no longer contract new credit related insurances. The Company will continue to expand this business and will launch new insurance products previously offered to its customers by other Insurance Companies.

Gross written premiums increased by 150.9% YoY and decreased by 11.8% in the quarter as explained above.

Income from insurance activities amounted to AR$112.7 million in 4Q16, increasing 148.4% YoY, but declining 19.2% QoQ.

Net revenues attributable to Supervielle Seguros in 4Q16 was AR$132.3 million, up 143.7% YoY, but decreasing by 16.3% in the quarter.

Claims Paid amounted to AR$47.8 million in 4Q16, increasing by 364.1% YoY, but down 0.6% QoQ. The Combined ratio improved significantly YoY reaching 55.2% in 4Q16 from 67.6% in 4Q15. On a quarterly basis, the combined ratio increased from 52.7% reflecting lower Gross written premiums in the quarter.

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Gross written premiums by product						% Change
in million	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Life insurance and total and permanent disability insurance for debit balances	103.4	136.6	109.2	78.1	15.1	-24.3%	584.9%

Personal Accident Insurance	13.2	12.6	12.0	10.0	9.3	5.0%	42.4%

Protected Bag Insurance	28.0	26.9	25.9	21.3	20.3	4.1%	37.7%

Life insurance.	54.4	49.6	44.4	36.1	35.6	9.7%	52.8%

Total	199.0	225.6	191.5	145.5	80.4	-11.8%	147.5%

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, microcredit financing through Cordial Microfinanzas, and non-financial products and services through Espacio Cordial.

Asset Management & Others Segment Highlights						% Change
(In millions of Argentine Ps.)	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY

Gross intermediation margin	22.9	17.8	10.5	18.5	11.9	28.6%	92.4%
Net Service Fee Income	88.3	78.8	54.2	39.2	37.8	12.2%	133.7%
Net Revenue	111.2	96.5	64.7	57.8	49.7	15.2%	123.9%
Net Income	43.0	42.6	21.6	17.6	18.8	1.0%	128.9%
Assets Under Management	9,964	9,627	7,760	5,375	5,881	3.5%	69.4%
Market Share	3.0%	3.2%	3.2%	2.6%	2.6%

Net income for this segment increased 128.9% YoY and 1.0% QoQ to AR$43.0 million.

In 4Q16 Net revenues were AR$111.2 million, up 123.9% from 4Q15 and 15.2% QoQ.

The YoY increase in net revenues was mainly driven by: i) the 133.7% rise in net service fee income reflecting the successful cross-selling initiatives to leverage the Company’s compelling financial product offering both through the asset management business and the non-financial products and services sold by Espacio Cordial, and ii) the 92.4% growth in gross intermediation margin mainly in the microfinance business.

The higher QoQ net revenue resulted from the 28.6% increase in gross intermediation margin driven by the improvement in the microfinance business as a result of the decrease in its funding costs following the decline in the Badlar rate. Net revenue growth was also supported by the 12.2% increase in net service fee income resulting from 33% in Espacio Cordial’s fee income.

Assets under management amounted to AR$10.0 billion as of December 31, 2016, up from AR$5.9 billion as of December 2015 and AR$9.6 billion as of September 2016. As of December 31, 2016, fixed income funds represented 72% of assets under management.

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FY 2017 GUIDANCE

Supervielle provides guidance for FY17 which is composed of the following:

FY 2017 EXPECTATIONS[3]	Total Loan Growth[1]	38.0 - 45.0%

	Cost of Risk	3.2 – 3.6%

	NIM	17 – 20%

	Efficiency Ratio	63 – 67%

	Net Income	AR$ 2.1 – 2.3 Bn

	Tier1 Ratio[2]	10.5 – 11.2%

1 Includes leases and securitized portfolio

2 The TIER1 ratio guidance refers to the Consolidated Proforma Tier1 Ratio which includes net funds held at the holding company.

3 This guidance assumes: i) GDP expected to grow by 3.0% in 2017 (Source: Market Expectations Survey as of January 2017), ii) Inflation anticipated to trend down to 20% for full year 2017 (Source: Market Expectations Survey). iii) The Average Badlar interest rate expected to reach 19% in December 2017 (Company Estimates).

This guidance considers that Supervielle’s economic, financial and asset situation will not be materially affected by the termination of the financial agency agreement entered into by the Province of San Luis and Banco Supervielle.

Typically, the Company´s net income in the second half of the year is higher than in the first half, mainly due to the seasonality of economic activity plus the effect of the monthly cumulative increase of assets in nominal terms and salary increases agreed upon between the Bank and the banking employees’ trade union during the second quarter but applied retroactively to the first quarter.

The Efficiency Ratio is expected to be in the mid-fifties in FY2019 as the Company continues to execute on its growth strategy.

Supervielle anticipates committing approximately AR$ 400 million during 2017, to: i) build out its core product leadership into integral relationships with customers, ii) increase network footprint by opening five bank branches in strategic locations aligned with the Company’s SME´s business strategy, iii) step up digital innovation initiatives to enhance customer experience and reduce service costs, and iv) strengthen indirect commercial channels, particularly at the contact center and sales force.

These initiatives are expected to further drive profitable growth as the Company continues to execute on its strategy and deliver accelerated improvement in efficiency after 2017.

RELEVANT EVENTS

1)    Incentive-based Retirement Plan for Senior Management and Directors

In December 2016, Supervielle approved an incentive-based retirement plan, which replaced certain existing compensation mechanisms. Members of the Company’s senior management and Board of Directors will be entitled to receive cash payments over time under the plan if certain performance targets are met. Fifty percent of the funds contributed by the Company to the plan will be released to individual plan accounts once the performance targets have been met, subject to compliance with waiting periods mandated by Argentine legislation. The remaining 50% will vest after an additional 12-month waiting period. The program is expected to cover up to 70 members of Supervielle’s senior management team and Board of Directors. The Company will monitor the eligibility and participation of the members as the program develops and expects to contribute approximately US$3.6 million per year to the program. This initial program was approved for a one-year period and can be cancelled or renewed in one-year time.

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2)    Grupo Supervielle Paid Off Corporate Notes at Maturity

●	Class XIX

On November 21, 2016, at maturity, Supervielle paid-off the AR$137 million outstanding balance on its Corporate Note Class XIX.

SUBSEQUENT EVENTS

1)    Supervielle Paid Off Corporate Notes at Maturity

●	Class XX

On January 30, 2017, at maturity, Supervielle paid-off the AR$129.5 million outstanding balance on its Corporate Note Class XX.

2)    Supervielle S.A. Received a Termination Notice from Province of San Luis

On January 17, 2017, the Province of San Luis notified Banco Supervielle of its decision to terminate, effective as of February 28, 2017, the financial agency agreement entered into by the Province of San Luis and Banco Supervielle (the “Financial Agency Agreement”). The Financial Agency Agreement had been renewed twice and was due to expire in 2021.

Banco Supervielle has maintained a presence in the Province of San Luis since 1996 and, after acquiring Banco de San Luis in that year, was appointed exclusive paying agent for the government of the Province of San Luis to provide financial agency and tax collection services to the Province and serve as payor bank for provincial government employees.

To date, Banco Supervielle also has a private sector business franchise in the Province of San Luis and provides full-service banking to individual consumers and small and medium-size companies. In addition, Banco Supervielle provides its corporate customers in the Province of San Luis with a wide range of financial services and has a primary focus on infrastructure and construction projects.

As of December 31, 2016 and September 30, 2016, Supervielle’s exposure in the Province was as follows:

in million of AR$	Dec 16	Sep 16

Loans
Supervielle Total Loan Portfolio	38,823	33,264
Payrroll loans to San Luis employees	732	748
Payrroll loans to San Luis employees / Supervielle Total Loan Portfolio	2%	2%
Loans to the provincial government	—	—

Deposits
Consolidated total Deposits	35,898	30,417
Deposits made by the province of San Luis	2,013	1,690
Deposits made by the province of San Luis / Consolidated total Deposits	6%	6%

Net Revenue
Related Net Revenue / Supervielle´s Consolidated Net Revenue	4%	4%

Operating Data
Employees	298	298
Branches	22	22
Senior Citizen Service Center	3	3
ATM´s & Self Service Terminals	129	129

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The Company currently believes that its economic, financial and asset conditions will not be materially affected and remains committed to continuing its presence in the Province. Nevertheless, Banco Supervielle is waiting terms and conditions of the new auction to be held by the Province of San Luis and is analyzing the possible courses of action in connection with the termination of the Financial Agency Agreement.

3)    Banco Supervielle issued a Global Bond Denominated in AR$ for an Amount Equivalent to US$300 Million

On February 2, 2017, Banco Supervielle successfully priced its inaugural relevant AR$ denominated 3.5YR tenor global Medium term Note equivalent to US$ 300 million. The Notes accrue interest at Badlar + 450 bps with a minimum coupon rate of 18%. The book was oversubscribed.

The decision to raise funds in the international and Argentine market follows the initial positive economic signs or green shoots seen during the last quarter of 2016 and the Company’s positive outlook for 2017. Proceeds from this offering will be applied to loan origination with longer tenures between individuals and SMEs supporting Supervielle’s commitment to maintain a relevant position in the Argentine financial system.

CREDIT RATINGS

Grupo Supervielle’s and Banco Supervielle’s Credit:

Grupo Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Grupo Supervielle as AA-, with a stable outlook.

Banco Supervielle Credit Rating

Fitch Ratings assigned a long-term rating of ‘B(EXP)/RR4’ to Banco Supervielle S.A.’s (Supervielle) series A senior unsecured floating rate notes issued on February 9, 2017 for a total amount of up to US $300 million peso equivalent.

Banco Supervielle Credit Rating

Moody´s Investors Service assigned a B3 global scale local currency debt rating to Banco Supervielle S.A. (Supervielle)’s Class A notes for a total amount of up to US $300 million peso equivalent.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA (Arg), with a stable outlook.

REGULATORY CHANGES

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finances amended Executive Decree No. 616/2005, reducing (i) the Deposit percentage to 0% and (ii) the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC had to be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount. On January 5, 2017, pursuant to Resolution 1-E/2017 of the Ministry of Treasury, the mandatory stay period of one hundred and twenty calendar days was eliminated.

The Board of Directors of the Central Bank established through its Communication “A” 6128 that, effective as of January 1, 2017, that Positive Foreign Currency Net Global daily position (monthly average of the daily balance converted to Pesos at the reference exchange rate) cannot exceed 25% of the lesser of the Regulatory Capital or the entity’s own liquid assets (own liquid assets meaning the RPC surplus over fixed assets and other concepts to be computed in accordance with Central Bank regulation related to the “Fixed assets and other concepts ratio”) of the immediately preceding month.

On January 5, 2017, the Board of Directors of the Central Bank of Argentina (BCRA) authorized banks to pay interest on the amounts deposited in checking accounts, by repealing a rule expressly prohibiting the payment of such remuneration from 2010. Following this decision, banks will be able to pay interest to their account holders, with rates that will be freely agreed upon and settlement in a term of not less than 30 days. These rates should be displayed in branches and in bank advertising, both in the form of Annual Nominal Rate (TNA) and Annual Effective Rate (TEA). Checking accounts may have a different type of remuneration in addition to the rate, or even, a replacement to the rate, provided that it is established in the contract in a precise and legible manner. The BCRA frames this measure in its intention to raise the level of competition between banks, as they can encourage their current or potential customers by paying higher rates, with the consequent benefit to the depositor.

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DEFINITION OF RATIOS

Net Interest Margin: Net interest income divided by average interest-earning assets.

Net Financial Margin: Gross financial margin divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of gross financial margin and net services fee income.

Net Fee Income as a % of Administrative Expenses: Services fee income and expenses plus income from insurance activities divided by Administrative Expenses.

ROAE: Net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Net income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency ratio: Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities.

Loans to total deposits: Loans include loans, receivables from financial leases and other receivables from financial transactions covered by the Central Bank’s debtor classification regulations.

Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Loans to Deposits: Loans and Leasing before allowances divided by total deposits

Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

About Grupo Supervielle S.A. (NYSE: SUPV; BCBA: SUPV)

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Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of December 31, 2016, Supervielle had total assets of AR$53.2 billion under Argentine Banking GAAP, 325 access points and over 2 million customers. Grupo Supervielle had 363,777,615 shares outstanding and a free float of 46.2% as of December 31, 2016. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi
Treasurer and Investor Relations Officer 5411-4324-8132
Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GRUPO SUPERVIELLE FINANCIAL STATEMENTS

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Consolidated Balance Sheet Data	dec 16	sep 16	jun 16	mar 16	dec 15
(In millions of Argentine Ps.)
Assets
Cash and due from banks	8,166.1	5,707.9	4,770.2	3,766.9	6,808.6
Government and corporate securities	2,360.0	2,773.4	4,644.6	3,285.2	931.9
Loans:	34,896.5	29,551.2	25,306.1	21,585.5	20,148.3
to the non-financial public sector	4.3	44.9	6.2	5.7	8.8
to the financial sector	—	366.5	296.1	156.0	181.7
To the non-financial private sector and foreign residents:
Overdrafts	3,110.1	2,771.9	2,470.9	2,053.7	1,634.9
Promissory Notes(3)	9,426.6	7,300.9	6,742.8	5,585.6	5,984.8
Mortgage loans	78.1	25.4	39.1	43.9	50.0
Automobile and other secured loans	65.1	69.4	77.2	87.1	104.5
Personal loans	9,916.8	9,047.0	7,550.1	7,150.2	6,018.6
Credit card loans	6,678.6	5,957.7	5,890.1	5,752.2	5,677.9
Other	5,595.4	4,428.2	2,646.6	1,011.1	953.6
Accrued Interest, adjustments and exchange rate differences receivable	774.0	650.4	562.4	533.7	428.6
Documented interest	-324.8	-309.8	-277.6	-265.1	-277.5
Other unapplied charges	-1.7	-0.6	-0.5	-0.5	-0.3
Allowances	-899.1	-800.6	-697.3	-528.1	-617.3
Other receivables from financial transactions	3,772.7	3,163.8	3,141.9	3,105.7	2,461.8
Receivables from financial leases	1,527.9	1,385.6	1,388.5	1,155.7	1,075.0
Other assets	2,482.8	1,851.9	1,708.7	1,773.3	1,620.3
Total assets	53,206.0	44,433.7	40,960.0	34,672.3	33,045.8
Liabilities and shareholders’ equity
Deposits:	35,897.9	30,417.2	27,652.2	24,346.7	23,716.6
Non- financial public sector	2,587.3	1,977.9	3,124.9	2,503.1	1,182.6
Financial sector	9.3	3.3	2.7	58.1	251.0
Non- financial private sector and foreign residents	33,301.3	28,436.0	24,524.6	21,785.5	22,283.0
Checking accounts	4,361.4	3,736.3	3,591.1	3,342.3	3,042.4
Savings accounts	13,205.9	11,129.1	10,238.6	8,032.1	7,753.7
Time deposits	11,677.3	12,537.0	9,827.2	9,377.7	10,034.0
Investment accounts	375.0	—	—	245.1	664.9
Other	3,681.6	1,033.6	867.7	788.3	788.0
Other liabilities from financial transactions and other miscellaneous liabilities	10,273.2	7,500.2	7,233.3	7,702.6	6,884.7
Non- controlling interests	103.4	102.8	77.4	74.5	70.8
Total liabilities	46,274.5	38,020.2	34,962.9	32,123.9	30,672.1
Shareholders’ equity	6,931.6	6,413.5	5,997.0	2,548.4	2,373.7
Total liabilities and shareholders’ equity	53,206.0	44,433.7	40,960.0	34,672.3	33,045.8

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Income Statement						% Change				% Change
	4Q16	3Q16	2Q16	1Q16	4Q15	QoQ	YoY	2016	2015	YoY
(In millions of Argentine Ps.)
Argentine Banking GAAP:
Financial income	3,123.5	2,775.5	2,557.0	2,338.7	2,083.1	12.5%	49.9%	10,794.6	6,741.7	60.1%
Financial expenses	(1,171.9)	(1,209.0)	(1,252.6)	(1,233.1)	(1,006.2)	-3.1%	16.5%	(4,866.5)	(3,386.1)	43.7%
Gross financial margin	1,951.6	1,566.4	1,304.4	1,105.6	1,076.9	24.6%	81.2%	5,928.1	3,355.7	76.7%
Loan loss provisions	(316.7)	(261.4)	(295.9)	(183.6)	(187.9)	21.2%	68.6%	(1,057.6)	(543.8)	94.5%
Services fee income	1,030.6	910.4	813.1	773.5	844.4	13.2%	22.0%	3,527.5	2,835.7	24.4%
Services fee expenses	(313.1)	(275.0)	(257.7)	(234.9)	(230.4)	13.9%	35.9%	(1,080.7)	(778.5)	38.8%
Net Service Fee Income	717.5	635.4	555.3	538.6	614.0	12.9%	16.9%	2,446.9	2,057.2	18.9%
Income from insurance activities	129.9	194.0	164.4	117.9	62.0	-33.0%	109.5%	606.1	175.9	244.5%
Administrative expenses	(1,805.8)	(1,496.3)	(1,458.7)	(1,299.6)	(1,196.2)	20.7%	51.0%	(6,060.3)	(4,261.4)	42.2%
Income from financial transactions	676.6	638.2	269.5	278.9	368.9	6.0%	83.4%	1,863.1	783.6	137.8%
Miscellaneous income	150.4	97.3	108.2	73.9	151.8	54.5%	-0.9%	429.9	367.2	17.1%
Miscellaneous losses	(150.2)	(103.5)	(96.1)	(109.2)	(57.1)	45.1%	163.0%	(458.9)	(213.4)	115.0%
Non-controlling interests result	(7.6)	(7.7)	(2.8)	(4.0)	(6.5)	-2.1%	16.4%	(22.2)	(16.1)	37.9%
Income before income tax	669.3	624.3	278.8	239.5	457.1	7.2%	46.4%	1,811.9	921.3	96.7%
Income tax	(137.0)	(187.9)	(110.9)	(64.8)	(96.9)	-27.1%	41.4%	(500.6)	(247.2)	102.5%
Net income for the fiscal period	532.3	436.4	167.9	174.7	360.1	22.0%	47.8%	1,311.3	674.1	94.5%
ROAE	31.3%	28.6%	15.6%	27.5%	61.6%			26.3%	32.2%
ROAA	4.1%	4.0%	1.8%	2.1%	4.7%			3.2%	2.5%

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BANCO SUPERVIELLE (consolidated)

(In millions of Argentine Ps.)
INCOME STATEMENT	2016	2015	% Chg.
Gross Financial Margin	5,673.5	2,730.9	107.7%
Service Fee Income, Net	2,164.1	1,740.1	24.4%
Loan Loss Provisions	1,021.6	371.2	175.2%
Administrative expenses	5,485.7	3,497.6	56.8%
Income before Income Tax	1,220.6	749.4	62.9%
Net Income	925.3	617.4	49.9%
BALANCE SHEET
Total Assets	51,501.7	30,068.3	71.3%
Average Assets[1]	40,102.1	26,484.6	51.4%
Total Loans & Leasing	37,155.0	19,513.2	90.4%
Securitized Loan Portfolio	1,483.9	2,784.6	-46.7%
Total Portfolio [2]	38,638.9	22,297.8	73.3%
Total Deposits	35,930.8	23,094.1	55.6%
Shareholders’ Equity	5,871.0	2,712.6	116.4%
Average Shareholders’ Equity[1]	4,497.8	2,504.6	79.6%
KEY INDICATORS	2016	2015
Profitability & Efficiency
Net Interest Margin	23.5%	18.3%
Net Financial Margin	21.7%	15.7%
Net Fee Income Ratio	27.6%	37.7%
Net Fee Income as a % of Administrative Expenses	39.4%	49.0%
Efficiency ratio	70.0%	76.8%
ROAE	20.6%	24.7%
ROAA	2.3%	2.3%
Tangible Equity Ratio	10.9%	7.7%
Liquidity
Loans as a percentage of total deposits	105.3%	92.9%
Loans as a percentage of total assets	73.5%	68.2%
Liquid assets as a percentage of total deposits	26.6%	31.2%
LCR	120.4%	113.1%
Total equity as a percentage of total liabilities	12.9%	9.1%
Fixed assets as a percentage of total assets	4.5%	4.5%
Capital
Total equity as a percentage of total assets	11.4%	8.4%
Average equity as a percentage of average assets	11.2%	9.5%
Total liabilities as a multiple of total shareholders’ equity	7.8	10.9
Asset Quality
Non-performing loans as a percentage of total loans	2.7%	3.1%
Allowances as a percentage of total loans	2.4%	2.8%
Allowances as a percentage of non-performing loans	87.7%	90.7%
Cost of risk	3.9%	3.0%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: February 21, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer